Hughes Hubbard

Hughes Hubbard & Reed LLP
201 South Biscayne Boulevard
Miami, Florida 33131-4332
Telephone: 305-358-1666
Fax: 305-371-8759
hugheshubbard.com

Exemption Number 82-4422

April 9, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3628
100 F Street, N.W.
Washington, D.C. 20549

Re: Banco Venezolano de Credito, S.A. Banco Universal
Periodic Disclosure Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of Banco Venezolano de Credito, S.A. Banco Universal (the "Bank"), a banking corporation organized under the laws of the Republic of Venezuela, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Bank pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), granted to the Bank.

Enclosed herewith are full English language translations or summaries of the Bank's (1) balance sheets and statements of published earnings at August 31, September 30, October 31, November 30 and December 31, 2007 and January 31 and February 29, 2008, (2) minutes of shareholders' meeting held on February 12, 2007, and (3) press releases issued on September 8, 2007, December 7, 2007, January 28, 2008 and February 14, 2008.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Dlw 4/17

Exemption Number 82-4422

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Celeste B. Pozo

FG/ls

Enclosure

cc: Banco Venezolano de Credito, S.A. Banco Universal
Joaquin Urbano
Maria Eliza Vasquez

Hughes Hubbard & Reed LLP
Eduardo Vidal
Flavio Cardoso

Exemption Number 82-4422

BANCO VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL

Exhibits Filed With the
United States Securities and Exchange Commission
in connection with Periodic Disclosure Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

April 9, 2008

EXHIBIT INDEX

Exhibit 1	Balance Sheets at August 31, September 30, October 31, November 30 and December 31, 2007
Exhibit 2	Balance Sheets at January 31 and February 29, 2008
Exhibit 3	Summary Translation of Minutes of Shareholders' Meeting held on February 12, 2008
Exhibit 4	Summary Translation of Press Releases issued on September 8, 2007, December 7, 2007, January 28, 2008 and February 14, 2008

RECEIVED

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of August 31, 2007

(In thousands of Bolivars)

Venezolano de Crédito, S.A. Banco Universal
Issued and Paid-In Capital 69.888.000
Reserves 168,025,862
RIF: J-000029709

www.venezolano.com

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	765,878,810	767,785,134
Cash	49,696,185	49,797,610
Banco Central de Venezuela	604,287,282	604,287,282
Domestic Banks and Other Financial Institutions	0	0
Foreign Banks and Correspondents	8,873,993	10,458,835
Main Office and Branches	0	0
Clearing House Funds	103,021,350	103,241,407
(Allowances for Cash and Due from Banks)	0	0
Investments Securities	949,151,472	1,111,261,232
Placements in Banco Central de Venezuela and Interbanking Transactions	880,348,833	883,011,059
Trading Securities	0	0
Available for Sale Securities	68,802,639	68,842,787
Held to maturity Securities	0	152,870,162
Restricted Cash Investment	0	6,537,244
Other Securities	0	0
(Allowance for Investment Securities)	0	0
Loan Portfolio	1,294,961,011	1,294,961,011
Current Loans	1,298,129,044	1,298,129,044
Restructured Loans	3,241,851	3,241,851
Past-due Loans	10,445,318	10,445,325
Loans in Litigation	1,033,517	1,033,517
(Allowance for Loan Portfolio)	(17,888,719)	(17,888,726)
Interest and Commissions Receivable	20,822,413	22,004,283
Accrued Interest Receivable from Cash and Due from Banks	9,974	9,974
Accrued Interest Receivable from Investments Securities	9,172,537	10,354,407
Accrued Interest Receivable from Loan Portfolio	10,954,726	10,954,726
Commissions Receivable	795,109	795,109
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and Other)	(109,933)	(109,933)
Investments in Subsidiaries, Affiliates and Branches	24,111,162	5,221,436
Investments in Subsidiaries and Affiliates	5,249,737	5,249,737
Investments in Branches	18,889,726	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	830,740	830,740
Premises and Equipments	25,429,092	25,429,092
Other Assets	41,001,337	41,240,074
Total Assets	3,122,186,037	3,268,733,002

Debtor Accounts

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Contingent Debtor Accounts	238,576,317	238,576,317
Trust Assets	745,464,558	745,464,558
Other Trusts	0	0
Debtor Accounts for Other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	3,665,447,252	3,665,485,855
Other Debit Registration Accounts	0	0

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	2,741,740,145	2,888,136,544
Deposits in Current Accounts	1,435,900,796	1,509,893,218
Non-Interest Bearing Current Accounts	925,882,985	925,882,985
Interest Bearing Current Accounts	510,017,811	584,010,233
Other Demand Obligations	755,690,537	755,959,142
Money Table Transaction Obligations	0	0
Savings Deposits	481,764,346	481,764,346
Time Deposits	5,595,000	8,198,200
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	47,349,633	118,881,805
Warrants and Participations on Securities	15,439,833	15,439,833
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	34,074,770	34,074,770
Oblig. with Domestic Financ. Instit. Due in One Year or Less	19,420,415	19,420,415
Oblig. with Domestic Financ. Instit. Due Over One Year	0	0
Oblig. with Foreign Financ. Instit. Due in One Year or Less	13,578,367	13,578,367
Oblig. with Foreign Financ. Instit. Due Over One Year	0	0
Oblig. Resulting from Other Borrowings Due in One Year or Less	0	0
Oblig. Resulting from Other Borrowings Due Over One Year	1,075,988	1,075,988
Other Financial Intermediation Obligations	4,995,796	4,995,796
Interest and Commissions Payable	1,322,185	1,324,514
Accrued Expenses for Customer's Deposits	1,275,327	1,277,656
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Accrued Expenses for Other Borrowings	45,542	45,542
Accrued Expenses for Other Financ. Intermediation Obligations	1,316	1,316
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	78,018,153	78,186,390
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	2,860,151,849	3,006,698,014
Operations	24,121,126	24,121,126

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	64,263,999	64,263,999
Adjustments to Stockholder's Equity	0	0
Retained Earnings	75,206,846	75,206,846
Unrealized Gain or Loss on Available-for-Sale Securities	1,169,121	1,169,121
(Treasury Stock)	0	0
Total Stockholder's Equity	237,913,862	237,913,862
Total Liabilities and Stockholder's Equity	3,122,186,037	3,268,733,002

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,506,262	11,534,955	0	0	0	13,041,217
Guaranty	0	21,307,521	0	0	0	21,307,521
Administration	1,499,916	708,927,046	151,959	74,081	462,818	711,115,820
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,006,178	741,769,522	151,959	74,081	462,818	745,464,558

Complementary Information

Transferred Investments	182,351,167
Loans to Agricultural Sector	77,822,583
Accumulated Loans To Agricultural Sector	186,820,301
Deposits of Official Entities	11,710,307
Micro Credits	52,884,448
Loans to Tourism Sector in accordance to the legislation in force	27,240,863
Mortgages in accordance to the Special Law on Protection to the Mortgage Creditor	24,290,619
Return on Assets	8.18%

Statement of Published Earnings for the Period from July 01, 2007 - August 31, 2007 (In thousands of Bolivars)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	52,145,504	53,602,632
Cash and Due from Banks	1,599	22,626
Investments Securities	19,906,981	21,343,082
Loan Portfolio	31,753,541	31,753,541
Other Accounts Receivable	483,383	483,383
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	0	0
Financial Expenses	13,177,139	13,450,573
Customer's Deposit	12,891,452	13,163,121
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	196,425	197,584
Other Financial Intermediation Obligations	71,331	71,331
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	17,931	18,537
Gross Financial Margin	38,968,365	40,152,059
Income from Recovery of Financial Assets	1,300	1,300
Expenses for Uncollectible and Impaired Financial Assets	682,333	682,340
Uncollectible Loans and Other Accounts Receivable	682,333	682,340
Allowances and Adjustments	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	38,287,332	39,471,019
Other Operating Income	20,269,231	19,306,029
Other Operating Expenses	1,739,450	1,780,920
Financial Intermediation Margin	56,817,113	56,996,128
Less-Operating Expenses	29,270,449	29,382,662
Personnel	16,440,865	16,446,756
General and Administrative	10,113,819	10,220,141
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	2,076,012	2,076,012
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	639,753	639,753
Gross Operative Margin	27,546,664	27,603,466
Income from Foreclosed Assets	17,801	17,801
Income from Special Programs	0	0
Miscellaneous Operating Income	2,307,799	2,314,205
Expenses for Foreclosed Assets	95,070	95,070
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	66,097	66,097
Miscellaneous Operating Expenses	2,531,783	2,571,555
Net Operating Margin	27,179,314	27,202,750
Extraordinary Income	261,812	261,812
Extraordinary Expenses	120,000	143,436
Gross Income Before Income Taxes	27,321,126	27,321,126
Income Taxes	3,200,000	3,200,000
Net Income	24,121,126	24,121,126

Financial Ratios

1. Stockholder's Equity	2. Banking Solvency and Assets' Quality	3. Management	4. Profitability	5. Liquidity
1.1 (Stockholder's Equity+Operations) / Total Assets x 100 = 8.39	2.1 Allowance for Investment Securities / Gross Loan Portfolio x 100 = 1.36	3.1 (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 7.19	4.1 Net Income / Average Asset x 100 = 4.52	5.1 Current Assets / Deposits from the Public x 100 = 27.93
1.2 Non-Yielding Assets / (Stockholder's Equity+Operations) x 100 = 330.28	2.2 Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0.87	3.2 (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 50.92	4.2 Net Income / Average Stockholder's Equity x 100 = 58.31	5.2 (Current Assets + Investments in Negotiable Instruments) / Customer's Deposits x 100 = 62.55

Management Board

President
Oscar García Mendoza

Principal Directors
José Rafael Lovera
Rafael Alonzo Hernández
José Manuel Velutini
Jorge Almándoz Marte
Olga M. Berrizbeitia Pérez
Ramón Abascal Alvarez

Alternate Directors
Gonzalo Parra Aranguren (de Permiso)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Berrizbeitia
Luisa Urbano Berrizbeitia

Principal Deputies
Aura Elena Agüero
Hermann Jost

Alternate Deputies
Maigualida Cisneros
Adriana Rojo

Germán García-Velutini
President (E)

Ana I. Martínez Mena
Secretary

María Susana Rodríguez
Controller

Vicente A. Alvis Salas
Accountant

Branches and Service Offices:

Caracas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur 2, N° 7, Monjas a San Francisco. Sucursales: Del Este Calle Real de Sabana Grande, N° 180. Del Oeste Av. España, N° 29, Catia. La California Av. Francisco de Miranda, C. Residencial La California, Edif. N° 8. La Trinidad Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. Bello Monte Res. Balpeca, Esquina Calles Las Ciencias y Edison. Chacao Edif. EXA. Av. Libertador. El Paraíso Centro Plaza Páez. San Luis Centro Comercial San Luis. La Yaguara Av. Garcí González Da Silva, Esquina con Calle 8. Mata De Coco Centro Comercial Mata de Coco. San Bernardino Av. Vollmer, Edif. C.A. La Electricidad de Caracas. Galerías Bolívar Boulevard de Sabana Grande. Las Mercedes Edif. BVC, Calle Londres. Mene Grande Av. Francisco de Miranda, Edif. Mene Grande. Sebucan Av. Rómulo Gallegos, Edif. Las Américas, Locales A,B y C. La Lagunita Av. Sur, Zona 8. Av. Libertador Centro Comercial Av. Libertador, entre C. Negrín y Av. Libertador, Nivel P2. Prados Del Este Av. Paseo, Centro Comercial El Morichal. La Estancia Av. La Estancia, Edif. Torre Diamen, Chuao. Los Ruices Av. Ppal. de los Ruices cruce con 1° Transv., Edif. Principal. La Urbina Calle 10, Edif. Anauco. Guarenas Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. Av. Urdaneta entre Puncares y Plaza España. Av. Victoria Edif. Mediterráneo, Planta Baja. La Florida Av. Andrés Bello, Residencias Lido, Planta Baja. Los Palos Grandes Av. Andrés Bello, con 4° Transversal. Boleíta Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. Cumbres De Curumo Centro Comercial Cumbres de Curumo, P.B. El Rosal Av. Francisco de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. La Castellana Edif. Centro Letonia, Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. Hotel Tamanaco Las Mercedes. Carrizal Centro Médico Docente Los Altos. EPA San Martín Av. San Martín, Urb. Industrial San Martín. Las Esmeraldas C.C. Trinaita, Av. La Trinidad, El Hatillo. EPA Los Ruices Calle A, Zona Industrial Los Ruices. Los Naranjos Av. El Paují, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. Macaracuay Centro Comercial Macaracuay Plaza, nivel C-2. Excelsior Gama Plus Santa Eduvigis. Centro Expreso Centro Comercial Expreso, Chacaíto.

Interior: Valencia Av. Bolívar, Edif. 109-18. Barquisimeto Carrera 19, entre 14 y 15. Agencia San Cristóbal Centro Comercial Boulevard Pirineos, Planta Baja. Maracaibo Av. Bella Vista con Calle 76., Puerto Ordaz, Calle Guri cruce con Calle Cuchivero. Ciudad Ojeda Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. El Tigre Av. Intercomunal El Tigre, San José de Guanipa. Maturín Av. Bolívar con Calle 4, N° 30. Maracaibo Zona Industrial Edif. Wilera I, N° 115-130, P.B., Circunvalación N° 2. Valencia Zona Industrial Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. Anaco Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. José Antonio Anzoátegui. Barquisimeto (Los Leones) Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. Valencia El Viñedo Boulevard Los Naranjos, Urb. El Viñedo. Maracay Las Delicias Urb. Base Aragua, Av. Gral. Páez con 2° Transv. La Victoria Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. EPA Turmero Av. Intercomunal de Turmero, Edo. Aragua. Hotel del Lago Av. 2, El Milagro, Maracaibo. Puerto La Cruz Las Garzas Torre BVC entre Intercomunal A. Bello y A. Vespucio. Makro Mérida Av. Centenario, Mérida. Makro Charallave Av. Intercomunal de Charallave, Sector Paseo Real. Punto Fijo Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. Makro El Tigre Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. Makro Paraguaná Carretera Los Taques, sector El Taparo, Municipio Los Taques, Punto Fijo, Edo. Falcón. EPA La Granja C.C. La Granja, Av Universidad, Valencia. Perlamar C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. Makro Valera Autopista Valera, Edo. Trujillo. Makro Barinas Edo. Barinas. Puerto La Cruz Pozuelos Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. Makro El Vigía Carretera Panamericana, Edo. Mérida. Makro Valle de la Pascua Av. Rómulo Gallegos, Edo. Guárico. Makro Perlamar Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. Cagua C. Sabana Larga con C. Capital, C.C. Trinidad Plaza. Mérida Av. Andrés Bello, C.C. Europlaza, Urb. Las Delicias. Makro Acarigua Av. Vencedores de Araure, Edo. Portuguesa. Makro Cumaná Av. Rotaria con Av. Cariapano.

In Company Branches: Siemens, Los Ruices. Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. Sidetur, Barquisimeto. ABB, Los Ruices. Telcel, Caracas. Parmalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Pariaguán. Bigott, Los Dos Caminos. Caracas Teleport, Plaza Venezuela. Bayer, El Rosal. Parmalat, La Yaguara. BecoBlohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Elizabethan Square, Phase Three North Wing, Ground Floor, P.O. Box 454, Grand Cayman, Cayman Islands, B.W.I.

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of September 30, 2007

(In thousands of Bolivars)

Venezolano de Crédito, S.A. Banco Universal
Issued and Paid-in Capital 69,888,000
Reserves 169,314,369
RIF J-000029709

www.venezolano.com

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	827,394,705	829,146,978
Cash	58,165,483	58,266,908
Banco Central de Venezuela	648,617,756	648,617,756
Domestic Banks and Other Financial Institutions	0	0
Foreign Banks and Correspondents	6,222,109	7,774,279
Main Office and Branches	0	0
Clearing House Funds	114,389,357	114,488,035
(Allowances for Cash and Due from Banks)	0	0
Investments Securities	1,011,145,826	1,172,162,290
Placements in Banco Central de Venezuela and Interbanking Transactions	988,796,699	999,325,686
Trading Securities	0	0
Available for Sale Securities	22,349,127	22,389,255
Held to maturity Securities	0	140,663,673
Restricted Cash Investment	0	9,783,676
Other Securities	0	0
(Allowance for Investment Securities)	0	0
Loan Portfolio	1,258,758,312	1,258,758,312
Current Loans	1,261,467,695	1,261,467,695
Restructured Loans	3,070,455	3,070,455
Past-due Loans	11,233,725	11,233,725
Loans in Litigation	1,571,371	1,571,371
(Allowance for Loan Portfolio)	(18,584,934)	(18,584,934)
Interest and Commissions Receivable	21,337,074	22,747,479
Accrued Interest Receivable from Cash and Due from Banks	14,472	14,472
Accrued Interest Receivable from Investments Securities	9,342,777	10,753,182
Accrued Interest Receivable from Loan Portfolio	10,824,643	10,824,643
Commissions Receivable	1,179,892	1,179,892
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and Other)	(124,710)	(124,710)
Investments in Subsidiaries, Affiliates and Branches	24,679,387	5,223,143
Investments in Subsidiaries and Affiliates	5,251,444	5,251,444
Investments in Branches	19,456,244	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	799,818	799,818
Premises and Equipments	26,446,180	26,446,180
Other Assets	38,641,949	38,828,583
Total Assets	3,209,203,251	3,354,112,783

Debtor Accounts

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Contingent Debtor Accounts	218,984,466	218,984,466
Trust Assets	757,931,337	757,931,337
Other Trusts	0	0
Debtor Accounts for Other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	3,659,953,265	3,659,991,867
Other Debit Registration Accounts	0	0

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	2,795,061,504	2,939,794,699
Deposits in Current Accounts	1,639,603,382	1,712,490,944
Non-Interest Bearing Current Accounts	1,027,295,003	1,027,295,003
Interest Bearing Current Accounts	612,308,379	685,195,941
Other Demand Obligations	605,226,623	605,328,001
Money Table Transaction Obligations	0	0
Savings Deposits	472,973,956	472,973,856
Time Deposits	4,958,000	5,489,382
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	50,444,896	121,656,869
Warrants and Participations on Securities	21,854,547	21,854,547
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	30,012,506	30,012,506
Oblig. with Domestic Financ. Instit. Due in One Year or Less	18,861,960	18,861,960
Oblig. with Domestic Financ. Instit. Due Over One Year	0	0
Oblig. with Foreign Financ. Instit. Due in One Year or Less	10,074,558	10,074,558
Oblig. with Foreign Financ. Instit. Due Over One Year	0	0
Oblig. Resulting from Other Borrowings Due in One Year or Less	0	0
Oblig. Resulting from Other Borrowings Due Over One Year	1,075,988	1,075,988
Other Financial Intermediation Obligations	6,822,202	6,822,202
Interest and Commissions Payable	1,596,281	1,598,647
Accrued Expenses for Customer's Deposits	1,541,446	1,543,812
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Accrued Expenses for Other Borrowings	53,519	53,519
Accrued Expenses for Other Financ. Intermediation Obligations	1,316	1,316
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	98,046,054	98,220,025
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	2,931,538,627	3,076,448,159
Operations	38,462,255	38,462,255

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	64,263,999	64,263,999
Adjustments to Stockholder's Equity	0	0
Retained Earnings	73,809,086	73,809,086
Unrealized Gain or Loss on Available for Sale Securities	3,855,388	3,855,388
(Treasury Stock)	0	0
Total Stockholder's Equity	239,202,369	239,202,369
Total Liabilities and Stockholder's Equity	3,209,203,251	3,354,112,783

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Decentralized Entities and Other Entities with Special Regime	Total
Investment	1,510,802	11,757,887	0	0	0	13,268,689
Guaranty	0	20,110,521	0	0	0	20,110,521
Administration	1,499,590	722,373,915	138,017	74,596	466,009	724,552,127
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,010,392	754,242,323	138,017	74,596	466,009	757,931,337

Complementary Information

Transferred Investments	178,145,453
Loans to Agricultural Sector	7,233,417
Accumulated Loans To Agricultural Sector	189,409,265
Deposits of Official Entities	11,415,007
Micro Credits	53,074,811
Loans to Tourism Sector in accordance to the legislation in force	31,217,527
Mortgages in accordance to the Special Law on Protection to the Mortgage Creditor	25,646,819
Return on Assets	4.33%

Statement of Published Earnings for the Period from July 01, 2007 - September 30, 2007 (In thousands of Bolivars)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	79,219,961	81,368,891
Cash and Due from Banks	2,265	31,795
Investments Securities	30,818,577	32,838,977
Loan Portfolio	47,543,455	47,543,455
Other Accounts Receivable	852,433	852,433
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	2,231	2,231
Financial Expenses	20,071,229	20,475,981
Customer's Deposit	19,667,254	20,070,219
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	293,193	294,374
Other Financial Intermediation Obligations	75,888	75,888
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	34,894	35,500
Gross Financial Margin	59,148,732	60,892,910
Income from Recovery of Financial Assets	75,200	75,200
Expenses for Uncollectible and Impaired Financial Assets	1,433,825	1,433,825
Uncollectible Loans and Other Accounts Receivable	1,433,825	1,433,825
Allowances and Adjustments	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	57,790,107	59,534,285
Other Operating Income	34,138,183	32,741,683
Other Operating Expenses	2,532,606	2,617,792
Financial Intermediation Margin	89,395,684	89,658,176
Less-Operating Expenses	44,310,980	44,489,537
Personnel	25,046,707	25,059,954
General and Administrative	15,190,625	15,355,935
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	3,114,018	3,114,018
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	959,630	959,630
Gross Operative Margin	45,084,704	45,168,639
Income from Foreclosed Assets	28,620	28,620
Income from Special Programs	0	0
Miscellaneous Operating Income	3,035,952	3,042,359
Expenses for Foreclosed Assets	129,893	129,893
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	110,201	110,201
Miscellaneous Operating Expenses	3,428,739	3,495,645
Net Operating Margin	44,480,443	44,503,879
Extraordinary Income	261,812	261,812
Extraordinary Expenses	180,000	203,436
Gross Income Before Income Taxes	44,562,255	44,562,255
Income Taxes	6,100,000	6,100,000
Net Income	38,462,255	38,462,255

Financial Ratios

1. Stockholder's Equity

1.1 $\frac{\text{(Stockholder's Equity+Operations)}}{\text{Total Assets}} \times 100 = 8.65$

1.2 $\frac{\text{Non-Yielding Assets}}{\text{(Stockholder's Equity+Operations)}} \times 100 = 323.39$

2. Banking Solvency and Assets' Quality

2.1 $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1.45$

2.2 $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 1.00$

3. Management

3.1 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 6.93$

3.2 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 52.62$

4. Profitability

4.1 $\frac{\text{Net Income}}{\text{Average Assets}} \times 100 = 4.67$

4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's Equity}} \times 100 = 61.10$

5. Liquidity

5.1 $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 29.60$

5.2 $\frac{\text{(Current Assets + Investments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 65.78$

Management Board

President
Oscar García Mendoza

Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Almándoz Marte
Olga M. Benítzbeitia Pérez
Ramón Abascal Alvarez

Alternate Directors
Gonzalo Parra Aranguren (de Permiso)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Benítzbeitia
Luisa Urbano Benítzbeitia

Principal Deputies
Aura Elena Agüero
Hermann Jost

Alternate Deputies
Maiqualida Cisneros
Adriana Rojo

Oscar García Mendoza
Presidente

Ana L. Martínez Mena
Secretaria

María Susana Rodríguez
Contador

Vicente A. Alvis Salas
Contador

Branches and Service Offices:

Caracas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur 2, Nº 7, Monjas a San Francisco. **Sucursales:** Del Este Calle Real de Sabana Grande, Nº 180. Del Oeste Av. España, Nº 29, Catia. La California Av. Francisco de Miranda, C. Residencial La California, Edif. Nº 8. La Trinidad Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. Bello Monte Res. Balpeca, Esquina Calles Las Ciencias y Edison. Chacao Edif. EXA, Av. Libertador. El Paraíso Centro Plaza Páez. San Luis Centro Comercial San Luis. La Yaguara Av. Garcí González Da Silva, Esquina con Calle 8. Mata De Coco Centro Comercial Mata de Coco. San Bernardino Av. Vollmer, Edif. C.A. La Electricidad de Caracas. Galerías Bolívar Boulevard de Sabana Grande. Las Mercedes Edif. BVC, Calle Londres. Mene Grande Av. Francisco de Miranda, Edif. Mene Grande. Sebucán Av. Rómulo Gallegos, Edif. Las Américas, Locales A,B y C. La Lagunita Av. Sur, Zona B. Av. Libertador Centro Comercial Av. Libertador, entre C. Negrín y Av. Libertador, Nivel P2. Prados Del Este Av. Paseo, Centro Comercial El Morichal. La Estancia Av. La Estancia, Edif. Torre Diamen, Chuao. Los Ruices Av. Ppal. de los Ruices cruce con 1ª Transv., Edif. Principal. La Urbina Calle 10, Edif. Anauco. Guarenas Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. Av. Urdaneta entre Punceres y Plaza España. Av. Victoria Edif. Mediterráneo, Planta Baja. La Florida Av. Andrés Bello, Residencias Lido, Planta Baja. Los Palos Grandes Av. Andrés Bello, con 4ª Transversal. Boleíta Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. Cumbres De Curumo Centro Comercial Cumbres de Curumo, P.B. El Rosal Av. Francisco de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-4I. La Castellana Edif. Centro Letonia, Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. Hotel Tamanaco Las Mercedes. Carrizal Centro Médico Docente Los Altos. EPA San Martín Av. San Martín, Urb. Industrial San Martín. Las Esmeraldas C.C. Trinalla, Av. La Trinidad, El Hatillo. EPA Los Ruices Calle A, Zona Industrial Los Ruices. Los Naranjos Av. El Pauji, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. Macaracuay Centro Comercial Macaracuay Plaza, nivel C-2. Excelsior Gama Plus Santa Eduvigis. Centro Expreso Centro Comercial Expreso, Chacaíto.

Interior: Valencia Av. Bolívar, Edif. 109-18. Barquisimeto Carrera 19, entre 14 y 15. Agencia San Cristóbal Centro Comercial Boulevard Pirineos, Planta Baja. Maracaibo Av. Bella Vista con Calle 76. Puerto Ordaz, Calle Guri cruce con Calle Cuchivero. Ciudad Ojeda Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. El Tigre Av. Intercomunal El Tigre, San José de Guanipa. Maturín Av. Bolívar con Calle 4, Nº 30. Maracaibo Zona Industrial Edif. Wilara I, Nº 115-130, P.B., Circunvalación Nº 2. Valencia Zona Industrial Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. Anaco Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. Jose Antonio Anzoátegui. Barquisimeto (Los Leones) Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. Valencia El Viñedo Boulevard Los Naranjos. Urb. El Viñedo. Maracay Las Delicias Urb. Base Aragua, Av. Gral. Páez con 2ª Transv. La Victoria Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. EPA Turmero Av. Intercomunal de Turmero, Edo. Aragua. Hotel del Lago Av. 2, El Milagro, Maracaibo. Puerto La Cruz Las Garzas Torre BVC entre Intercomunal A. Bello y A. Vespucio. Makro Mérida Av. Centenario, Mérida. Makro Charallave Av. Intercomunal de Charallave, Sector Paseo Real. Punto Fijo Edif. Sede Telcel, Av. Puntanosa con Calle José L. Chirinos, Edo. Falcón. Makro El Tigre Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. Makro Paraguaná Carretera Los Taques, sector El Tapare, Municipio Los Taques, Punto Fijo, Edo. Falcón. EPA La Granja C.C. La Granja, Av. Universidad, Valencia. Portamar C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. Makro Valera Autopista Valera, Edo. Trujillo. Makro Barinas Edo. Barinas. Puerto La Cruz Pozuelos Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. Makro El Vigía Carretera Panamericana, Edo. Mérida. Makro Valle de la Pascua Av. Rómulo Gallegos, Edo. Guárico. Makro Porlamar Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. Cagua C. Sabana Larga con C. Cagigal, C.C. Trinidad Plaza. Mérida Av. Andrés Bello, C.C. Europlaza, Urb. Las Delicias. Makro Acarigua Av. Vencedores de Araure, Edo. Portuguesa. Makro Cumaná Av. Robida con Av. Cariparo.

In Company Branches: Siemens, Los Ruices. Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. Sidetur, Barquisimeto. ABB, Los Ruices. Telcel, Caracas. Pansalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Pariaguán. Bigott, Los Dos Caminos. Caracas Teleport, Plaza Venezuela. Bayer, El Rosal. Pamalat, La Yaguara. Becoblohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Elizabethan Square, Phase Three North Wing, Ground Floor, P.O. Box 454, Grand Cayman, Cayman Islands, B.W.I.

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of October 31, 2007

(In thousands of Bolivars)

Venezolano de Crédito, S.A. Banco Universal
Issued and Paid-in Capital 69,888,000
Reserves 367,535,052
RIF J-00002970-9

www.venezolano.com

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	942,326,123	943,267,288
Cash	75,487,497	75,588,922
Banco Central de Venezuela	755,660,810	755,660,810
Domestic Banks and Other Financial Institutions	978	978
Foreign Banks and Correspondents	11,246,251	12,080,602
Main Office and Branches	0	0
Clearing House Funds	99,930,587	99,935,976
(Allowances for Cash and Due from Banks)	0	0
Investments Securities	1,081,427,169	1,243,517,584
Placements in Banco Central de Venezuela and Interbanking Transactions	1,062,970,261	1,067,958,388
Trading Securities	0	0
Available for Sale Securities	18,456,908	18,497,037
Held to maturity Securities	0	147,249,446
Restricted Cash Investment	0	9,814,713
Other Securities	0	0
(Allowance for Investment Securities)	0	0
Loan Portfolio	1,353,893,305	1,353,893,305
Current Loans	1,357,023,320	1,357,023,320
Restructured Loans	2,881,758	2,881,758
Past-due Loans	11,798,187	11,798,187
Loans in Litigation	1,791,646	1,791,646
(Allowance for Loan Portfolio)	(19,601,604)	(19,601,604)
Interest and Commissions Receivable	21,698,795	22,851,568
Accrued Interest Receivable from Cash and Due from Banks	43,499	43,499
Accrued Interest Receivable from Investments Securities	9,910,939	11,063,712
Accrued Interest Receivable from Loan Portfolio	10,450,256	10,450,256
Commissions Receivable	1,426,194	1,426,194
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and Other)	(132,093)	(132,093)
Investments in Subsidiaries, Affiliates and Branches	25,289,482	5,224,196
Investments in Subsidiaries and Affiliates	5,252,497	5,252,497
Investments in Branches	20,065,286	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	768,897	768,897
Premises and Equipments	29,464,250	29,464,250
Other Assets	37,664,467	37,833,724
Total Assets	3,492,532,488	3,636,820,812

Debtor Accounts

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Contingent Debtor Accounts	219,217,177	219,217,177
Trust Assets	821,732,153	821,732,153
Other Trusts	0	0
Debtor Accounts for Other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	4,136,713,341	4,136,751,944
Other Debit Registration Accounts	0	0

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers Deposit	2,827,992,627	3,072,063,409
Deposits in Current Accounts	1,759,870,553	1,832,803,953
Non-Interest Bearing Current Accounts	1,127,128,717	1,127,128,717
Interest Bearing Current Accounts	632,741,836	705,675,236
Other Demand Obligations	599,610,714	599,642,286
Money Table Transaction Obligations	0	0
Savings Deposits	485,547,562	485,547,562
Time Deposits	4,582,120	5,180,456
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	52,311,417	122,868,891
Warrants and Participations on Securities	28,060,261	28,060,261
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	145,861,129	145,861,129
Oblig. with Domestic Financ. Instit. Due in One Year or Less	135,027,696	135,027,696
Oblig. with Domestic Financ. Instit. Due Over One Year	0	0
Oblig. with Foreign Financ. Instit. Due in One Year or Less	9,757,445	9,757,445
Oblig. with Foreign Financ. Instit. Due Over One Year	0	0
Oblig. Resulting from Other Borrowings Due in One Year or Less	0	0
Oblig. Resulting from Other Borrowings Due Over One Year	1,075,988	1,075,988
Other Financial Intermediation Obligations	19,212,755	19,212,755
Interest and Commissions Payable	1,597,012	1,600,614
Accrued Expenses for Customer's Deposits	1,493,327	1,496,929
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Accrued Expenses for Other Borrowings	102,369	102,369
Accrued Expenses for Other Financ. Intermediation Obligations	1,316	1,316
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	101,250,935	101,444,675
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	3,195,914,458	3,340,202,782
Operations	59,194,978	59,194,978

Stockholder's Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	64,263,999	64,263,999
Adjustments to Stockholder's Equity	0	0
Retained Earnings	73,809,086	73,809,086
Unrealized Gain or Loss on Available for Sale Securities	2,076,071	2,076,071
(Treasury Stock)	0	0
Total Stockholder's Equity	237,423,052	237,423,052
Total Liabilities and Stockholder's Equity	3,492,532,488	3,636,820,812

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,512,151	10,347,084	0	0	0	11,859,235
Guaranty	0	31,696,755	0	0	0	31,696,755
Administration	1,493,917	775,998,269	139,118	75,188	469,671	778,176,163
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,006,068	818,042,188	139,118	75,188	469,671	821,732,153

Complementary Information

Transferred Investments	172,529,739
Loans to Agricultural Sector	33,999,833
Accumulated Loans To Agricultural Sector	201,607,423
Deposits of Official Entities	44,220,384
Micro Credits	58,590,177
Loans to Tourism Sector in accordance to the legislation in force	31,859,139
Mortgages in accordance to the Special Law on Protection to the Mortgage Creditor	23,825,475
Return on Assets	8.17%

Statement of Published Earnings for the Period from July 01, 2007 - October 31, 2007 (In thousands of Bolívars)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	110,921,424	113,776,868
Cash and Due from Banks	3,657	41,508
Investments Securities	42,079,598	44,897,191
Loan Portfolio	67,407,833	67,407,833
Other Accounts Receivable	1,428,005	1,428,005
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	2,231	2,231
Financial Expenses	28,041,161	28,529,626
Customer's Deposit	27,497,294	27,983,781
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	417,759	419,131
Other Financial Intermediation Obligations	84,559	84,559
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	41,549	42,155
Gross Financial Margin	82,880,263	85,247,242
Income from Recovery of Financial Assets	75,200	75,200
Expenses for Uncollectible and Impaired Financial Assets	2,457,878	2,457,878
Uncollectible Loans and Other Accounts Receivable	2,457,878	2,457,878
Allowances and Adjustments	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	80,497,585	82,864,564
Other Operating Income	45,438,391	43,500,733
Other Operating Expenses	3,634,904	3,738,968
Financial Intermediation Margin	122,301,072	122,626,329
Less-Operating Expenses	63,021,940	63,239,636
Personnel	36,110,843	36,131,275
General and Administrative	21,479,567	21,676,831
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	4,152,024	4,152,024
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1,279,506	1,279,506
Gross Operative Margin	59,279,132	59,386,693
Income from Foreclosed Assets	957,489	957,489
Income from Special Programs	0	0
Miscellaneous Operating Income	4,121,376	4,125,292
Expenses for Foreclosed Assets	537,726	537,726
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	167,488	167,488
Miscellaneous Operating Expenses	4,378,097	4,486,139
Net Operating Margin	59,274,686	59,318,122
Extraordinary Income	12,261,292	12,261,292
Extraordinary Expenses	241,000	284,436
Gross Income Before Income Taxes	71,294,978	71,294,978
Income Taxes	12,100,000	12,100,000
Net Income	59,194,978	59,194,978

Financial Ratios

1. Stockholder's Equity

1.1 $\frac{\text{(Stockholder's Equity+Operations)}}{\text{Total Assets}} \times 100 = 8.49$

1.2 $\frac{\text{Non-Yielding Assets}}{\text{(Stockholder's Equity+Operations)}} \times 100 = 352.48$

2. Banking Solvency and Assets' Quality

2.1 $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1.43$

2.2 $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0.99$

3. Management

3.1 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Assets}} \times 100 = 7.47$

3.2 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 51.82$

4. Profitability

4.1 $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 6.35$

4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's Equity}} \times 100 = 71.62$

5. Liquidity

5.1 $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 32.16$

5.2 $\frac{\text{(Current Assets + Investments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 69.12$

Management Board

President
Oscar García Mendoza

Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Alméndoz Marie
Olga M. Berrizbeitia Pérez
Ramón Abascal Alvarez

Alternate Directors
Gonzalo Parra Aranguren (de Permiso)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Berrizbeitia
Luisa Urbano Berrizbeitia

Principal Deputies
Aura Elena Agüero
Hermann Jost

Alternate Deputies
Malgualida Cisneros
Adriana Rojo

Germán García-Velutini
Presidente (E)

Ana I. Martínez Mena
Secretario

María Susana Rodríguez
Contralor

Vicente A. Alvis Salas
Contador

Branches and Service Offices:

Caracas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur 2, Nº 7, Monjas a San Francisco. **Sucursales:** Del Oeste Av. España, Nº 29, Catia. La California Av. Francisco de Miranda, C. Residencial La California, Edif. Nº 9. La Trinidad Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. Bello Monte Res. Balpeca, Esquina Calles Las Ciencias y Edison. Chacao Edif. EXA. Av. Libertador. El Paraíso Centro Plaza Páez. San Luis Centro Comercial San Luis. La Yaguara Av. Gard González De Silva, Esquina con Calle 8. Mata De Coco Centro Comercial Mata de Coco. San Bernardino Av. Volmer, Edif. C.A. La Electricidad de Caracas. Galerías Bolívar Boulevard de Sabana Grande. Las Mercedes Edif. BVC, Calle Londres. Mene Grande Av. Francisco de Miranda, Edif. Mene Grande. Sebucán Av. Rómulo Gallegos, Edif. Las Américas, Locales A,B y C. La Lagunita Av. Sur, Zona B. Av. Libertador Centro Comercial Av. Libertador, entre C. Negrín y Av. Libertador, Nivel P2. Prados Del Este Av. Paseo, Centro Comercial El Morichal. La Estancia Av. La Estancia, Edif. Torre Diamen, Chuao. Los Ruices Av. Ppal. de los Ruices cruce con 1ª Transv., Edif. Principal. La Urbina Calle 10, Edif. Anauco. Guarenas Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. Av. Urdaneta entre Punceres y Plaza España. Av. Victoria Edif. Mediterráneo, Planta Baja. La Florida Av. Andrés Bello, Residencias Lido, Planta Baja. Los Palos Grandes Av. Andrés Bello, con 4ª Transversal. Boleíta Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. Cumbres De Curumo Centro Comercial Cumbres de Curumo, P.B. El Rosal Av. Francisco de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. La Castellana Edif. Centro Letonia. Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. Hotel Tamanaco Las Mercedes. Canfecal Centro Médico Docente Los Altos. EPA San Martín Av. San Martín, Urb. Industrial San Martín. Las Esmeraldas C.C. Tamalta, Av. La Trinidad, El Hatillo. EPA Los Ruices Calle A. Zona Industrial Los Ruices. Los Naranjos Av. El Paují, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. Macaracuay Centro Comercial Macaracuay Plaza, nivel C-2. Excelsior Gama Plus Santa Eduvigis. Centro Expreso Centro Comercial Expreso, Chacaíto.

Interior: Valencia Av. Bolívar, Edif. 109-18. Barquisimeto Carrera 19, entre 14 y 15. Agencia San Cristóbal Centro Comercial Boulevard Pirineos, Planta Baja. Maracaibo Av. Bella Vista con Calle 76. Puerto Ordaz, Calle Guri cruce con Calle Cuchivero. Ciudad Ojeda Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. El Tigre Av. Intercomunal El Tigre, San José de Guanipa. Maturín Av. Bolívar con Calle 4, Nº 30. Maracaibo Zona Industrial Edif. Wilera I, Nº 115-130, P.B., Circunvalación Nº 2. Valencia Zona Industrial Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. Anaco Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. Jose Antonio Anzoátegui. Barquisimeto (Los Leones) Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. Valencia El Viñedo Boulevard Los Naranjos, Urb. El Viñedo. Maracay Las Delicias Urb. Base Aragua, Av. Gral. Páez con 2ª Transv. La Victoria Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. EPA Turmero Av. Intercomunal de Turmero, Edo. Aragua. Hotel del Lago Av. 2, El Milagro, Maracaibo. Puerto La Cruz Las Garzas Torre BVC entre Intercomunal A. Bello y A. Vespucio. Makro Mérida Av. Centenario, Mérida. Makro Charallave Av. Intercomunal de Charallave, Sector Paseo Real. Punto Fijo Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. Makro El Tigre Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. Makro Paraguaná Carretera Los Taques, sector El Tapare, Municipio Los Taques, Punto Fijo, Edo. Falcón. EPA La Granja C.C. La Granja, Av. Universidad, Valencia. Porlamar C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. Makro Valera Autopista Valera, Edo. Trujillo. Makro Barinas Edo. Barinas. Puerto La Cruz Pascuales Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. Makro El Vigía Carretera Panamericana, Edo. Mérida. Makro Valle de la Pascua Av. Rómulo Gallegos, Edo. Guárico. Makro Porlamar Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. Cagua C. Sabana Larga con C. Cagigal, C.C. Trinidad Plaza. Mérida Av. Andrés Bello, C.C. Europlaza, Urb. Las Delicias. Makro Acarigua Av. Vencedores de Araure, Edo. Portuguesa. Makro Cumaná Av. Rotaria con Av. Carúpano.

In Company Branches: Siemens, Los Ruices. Procter & Gamble, Sorocaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. Sidetur, Barquisimeto. ABB, Los Ruices. Telcel, Caracas. Parmalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Pariaguán. Bigott, Los Dos Caminos. Caracas Teleport, Plaza Venezuela. Bayer, El Rosal. Parmalat, La Yaguara. Becoflicha, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Elizabethan Square, Phase Three North Wing, Ground Floor, P.O. Box 434, Grand Cayman, Cayman Islands, B.W.I.

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of November 30, 2007

(In thousands of Bolivars)

Venezolano de Crédito S.A. Banco Universal
Issued and Paid in Capital 69.888.000
Reserves 166.770.192
RIF J-000029709
www.venezolano.com

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	1,121,434,505	1,122,069,909
Cash	87,595,005	87,698,430
Banco Central de Venezuela	927,665,665	927,665,665
Domestic Banks and Other Financial Institutions	4	4
Foreign Banks and Correspondents	4,696,560	5,070,469
Main Office and Branches	0	0
Clearing House Funds	101,537,271	101,637,341
(Allowances for Cash and Due from Banks)	0	0
Investments Securities	1,065,341,815	1,223,359,407
Placements in Banco Central de Venezuela and Interbanking Transactions	997,175,975	1,010,748,658
Trading Securities	0	0
Available for Sale Securities	68,165,840	68,205,968
Held to maturity Securities	0	134,552,707
Restricted Cash Investment	0	9,852,076
Other Securities	0	0
(Allowance for Investment Securities)	0	0
Loan Portfolio	1,520,439,583	1,520,439,583
Current Loans	1,527,502,121	1,527,502,121
Restructured Loans	2,898,843	2,898,843
Past-due Loans	9,889,566	9,889,566
Loans in Litigation	1,632,118	1,632,118
(Allowance for Loan Portfolio)	(21,283,065)	(21,283,065)
Interest and Commissions Receivable	24,895,490	25,892,107
Accrued Interest Receivable from Cash and Due from Banks	25,750	25,750
Accrued Interest Receivable from Investments Securities	10,515,150	11,511,787
Accrued Interest Receivable from Loan Portfolio	12,711,465	12,711,465
Commissions Receivable	1,780,153	1,780,153
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and Other)	(137,028)	(137,028)
Investments in Subsidiaries, Affiliates and Branches	25,812,389	5,225,259
Investments in Subsidiaries and Affiliates	5,253,560	5,253,560
Investments in Branches	20,587,130	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	738,111	738,111
Premises and Equipments	29,020,940	29,020,940
Other Assets	38,248,020	44,824,894
Total Assets	3,825,990,853	3,971,570,219

Memorandum Accounts

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Contingent Debit Accounts	207,734,930	207,734,930
Trust Assets	809,064,596	809,064,596
Other Trusts	0	0
Debit Accounts for Other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debit Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	3,909,307,524	3,909,346,126
Other Debit Registration Accounts	0	0

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers' Deposits	3,337,514,996	3,481,400,181
Deposits in Current Accounts	1,893,621,702	1,968,249,115
Non-interest Bearing Current Accounts	1,196,743,106	1,196,743,106
Interest Bearing Current Accounts	696,878,596	771,506,009
Other Demand Obligations	852,005,372	852,070,360
Money Transaction Table Obligations	0	0
Savings Deposits	497,361,558	497,361,558
Time Deposits	9,084,545	9,653,602
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	54,235,844	122,870,871
Rights and Participations on Securities	31,145,975	31,145,975
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	34,468,313	35,881,068
Oblig. with Domestic Financ. Instit. Due in One Year or Less	20,641,826	20,641,826
Oblig. with Domestic Financ. Instit. Due Over One Year	0	0
Oblig. with Foreign Financ. Instit. Due in One Year or Less	12,750,499	14,163,254
Oblig. with Foreign Financ. Instit. Due Over One Year	0	0
Oblig. Resulting from Other Borrowings Due in One Year or Less	0	0
Oblig. Resulting from Other Borrowings Due Over One Year	1,075,988	1,075,988
Other Financial Intermediation Obligations	23,205,373	23,205,373
Interest and Commissions Payable	1,763,898	1,765,639
Accrued Expenses for Customer's Deposits	1,700,512	1,702,253
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Accrued Expenses for Other Borrowings	63,386	63,386
Accrued Expenses for Other Financ. Intermediation Obligations	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	115,180,281	115,399,957
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	3,512,132,861	3,657,712,218
Operations	77,199,800	77,199,800

Stockholders' Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	64,263,999	64,263,999
Adjustments to Stockholders' Equity	0	0
Retained Earnings	73,809,086	73,809,086
Unrealized Gain or Loss on Available for Sale Securities	1,311,211	1,311,211
(Treasury Stock)	0	0
Total Stockholders' Equity	236,658,192	236,658,192
Total Liabilities and Stockholders' Equity	3,825,990,853	3,971,570,210

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Decentralized Entities, and Other Entities with Special Regime	Total
Investment	1,566,182	10,425,791	0	0	0	11,991,973
Guaranty	0	20,911,824	0	0	0	20,911,824
Administration	1,503,237	773,938,255	125,124	75,775	473,308	776,160,699
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,069,419	805,320,970	125,124	75,775	473,308	809,064,596

Complementary Information

Transferred Investments	168,324,025
Loans to Agricultural Sector	17,006,073
Accumulated Loans To Agricultural Sector	214,803,331
Deposits of Official Entities	43,204,333
Micro Credits	58,506,598
Loans to Tourism Sector in accordance to the legislation in force	32,571,698
Mortgages in accordance to the Special Law on Protection to the Mortgage Creditor	23,994,438
Return on Assets	8.02%

Statement of Published Earnings for the Period from July 01, 2007 - November 30, 2007 (In thousands of Bolívars)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	**142,855,148**	**146,361,054**
Cash and Due from Banks	3,793	49,569
Investments Securities	53,252,166	56,712,316
Loan Portfolio	87,903,465	87,903,465
Other Accounts Receivable	1,693,471	1,693,471
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	2,231	2,231
Financial Expenses	**36,059,769**	**36,626,503**
Customers' Deposit	34,935,945	35,500,641
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	943,318	944,750
Other Financial Intermediation Obligations	120,881	120,881
Underlying Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	59,625	60,231
Gross Financial Margin	**106,795,377**	**109,734,551**
Income from Recovery of Financial Assets	75,200	75,200
Expenses for Uncollectible and Impaired Financial Assets	**4,144,275**	**4,144,275**
Uncollectible Loans and Other Accounts Receivable	4,144,275	4,144,275
Allowances and Adjustments	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	**102,726,302**	**105,665,476**
Other Operating Income	54,178,986	51,780,435
Other Operating Expenses	4,439,173	4,574,733
Financial Intermediation Margin	**152,466,115**	**152,871,178**
Less-Operating Expenses	**81,366,599**	**81,623,540**
Personnel	44,749,121	44,776,844
General and Administrative	29,828,066	30,057,284
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	5,190,029	5,190,029
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	1,599,383	1,599,383
Gross Operating Margin	**71,099,516**	**71,247,638**
Income from Foreclosed Assets	967,396	967,396
Income from Special Programs	0	0
Miscellaneous Operating Income	11,375,559	11,379,475
Expenses for Foreclosed Assets	509,567	509,567
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	240,109	240,109
Miscellaneous Operating Expenses	5,283,259	5,391,160
Net Operating Margin	**77,349,508**	**77,393,645**
Extraordinary Income	12,261,292	12,261,292
Extraordinary Expenses	311,000	355,137
Gross Income Before Income Taxes	**89,299,800**	**89,299,800**
Income Taxes	12,100,000	12,100,000
Net Income	**77,199,800**	**77,199,800**

Financial Ratios

1. Stockholders' Equity

1.1 $\frac{\text{(Stockholders' Equity+Operations)}}{\text{Total Assets}} \times 100 = 8.20$

1.2 $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders' Equity+Operations)}} \times 100 = 390.60$

2. Banking Solvency and Assets' Quality

2.1 $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1.38$

2.2 $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0.75$

3. Management

3.1 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 7.49$

3.2 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 52.20$

4. Profitability

4.1 $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5.31$

4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's Equity}} \times 100 = 74.84$

5. Liquidity

5.1 $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 33.80$

5.2 $\frac{\text{(Current Assets + Investments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 65.52$

Management Board

President
Oscar García Mendoza

Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Alnándoz Marte
Olga M. Benítzbeitia Pérez
Ramón Abascal Alvarez

Alternate Directors
Gonzalo Parra Aranguren (On leave)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Benitzbeitia
Luisa Urbano Benitzbeitia

Principal Commissaires
Aura Elena Agüero
Hermann Jost

Alternate Commissaires
Maigualida Cisneros
Adriana Rojo

Germán García-Velutini
President (E)

José Luis Piña
Secretary (E)

María Susana Rodríguez
Controller

Vicente A. Alvis Salas
Accountant

Branches and Service Offices:

Caracas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur 2, Nº 7, Monjas a San Francisco. *Sucursales:* Del Oeste Av. España, Nº 29, Catia. La California Av. Francisco de Miranda, C. Residencial La California, Edif. Nº 9. La Trinidad Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. Bello Monte Res. Balpeca, Esquina Calles Las Ciencias y Edison. Chacao Edif. EXA. Av. Libertador. El Paraíso Centro Plaza Páez. San Luis Centro Comercial San Luis. La Yaguara Av. Gard González Da Silva, Esquina con Calle 8. Mata De Coco Centro Comercial Mata de Coco. San Bernardino Av. Vollmer, Edif. C.A. La Electricidad de Caracas. Galerías Bolívar Boulevard de Sabana Grande. Las Mercedes Edif. BVC, Calle Londres. Mene Grande Av. Francisco de Miranda, Edif. Mene Grande. Sebucan Av. Rómulo Gallegos, Edif. Las Américas, Locales A, B y C. La Lagunita Av. Sur, Zona B. Av. Libertador Centro Comercial Av. Libertador, entre C. Negrín y Av. Libertador, Nivel P2. Prados Del Este Av. Paseo, Centro Comercial El Morichal. La Estancia Av. La Estancia, Edif. Torre Diamen, Chuao. Los Ruices Av. Ppal. de los Ruices cruce con 1ª Transv., Edif. Principal. La Urbina Calle 10, Edif. Anauco. Guarenas Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. Av. Urdaneta entre Punceres y Plaza España. Av. Victoria Edif. Mediterráneo, Planta Baja. La Florida Av. Andrés Bello, Residencias Lido, Planta Baja. Los Palos Grandes Av. Andrés Bello, con 4ª Transversal. Boleíta Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. Cumbres De Curumo Centro Comercial Cumbres de Curumo, P.B. El Rosal Av. Francisco de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. La Castellana Edif. Centro Letonia, Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. Hotel Tamanaco Las Mercedes. Caurimare Centro Médico Docente Los Altos. EPA San Martín Av. San Martín, Urb. Industrial San Martín. Las Esmeraldas C.C. Tónalta, Av. La Trinidad, El Hatillo. EPA Los Ruices Calle A, Zona Industrial Los Ruices. Los Naranjos Av. El Paují, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. Macaracuay Centro Comercial Macaracuay Plaza, nivel C-2. Excelsior Gama Plus Santa Eduvigis. Centro Express Centro Comercial Express, Chacaíto.

Interior: Valencia Av. Bolívar, Edif. 109-18. Barquisimeto Carrera 19, entre 14 y 15. Agencia San Cristóbal Centro Comercial Boulevard Pirineos, Planta Baja. Maracaibo Av. Bella Vista con Calle 76. Puerto Ordaz, Calle Guri cruce con Calle Cuchivero. Ciudad Ojeda Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. El Tigre Av. Intercomunal El Tigre, San José de Guanipa. Maturín Av. Bolívar con Calle 4, Nº 30. Maracaibo Zona Industrial Edif. Wilera I, Nº 115-130, P.B., Circunvalación Nº 2. Valencia Zona Industrial Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. Anaco Sector Noroeste del Parcelamiento Anaco, entre Av. Lara y Av. José Antonio Anzoátegui. Barquisimeto (Los Leones) Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. Valencia El Viñedo Boulevard Los Naranjos, Urb. El Viñedo. Maracay Las Delicias Urb. Base Aragua, Av. Gral. Páez con 2ª Transv. La Victoria Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. EPA Turmero Av. Intercomunal de Turmero, Edo. Aragua. Hotel del Lago Av. 2, El Milagro, Maracaibo. Puerto La Cruz Las Garzas Torre BVC entre Intercomunal A. Bello y A. Vespucio. Makro Mérida Av. Centenario, Mérida. Makro Charallave Av. Intercomunal de Charallave, Sector Paseo Real. Punto Fijo Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. Makro El Tigre Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. Makro Paraguaná Carretera Los Taques, sector El Tapato, Municipio Los Taques, Punto Fijo, Edo. Falcón. EPA La Granja C.C. La Granja, Av. Universidad, Valencia. Parlamar C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. Makro Valera Autopista Valera, Edo. Trujillo. Makro Barinas Edo. Barinas. Puerto La Cruz Pozuelos Av. Nueva Esparta, Sector Las Vegas, Edo. Anzoátegui. Makro El Vigía Carretera Panamericana, Edo. Mérida. Makro Valle de la Pascua Av. Rómulo Gallegos, Edo. Guárico. Makro Porlamar Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. Cagua C. Sabana Larga con C. Cagigal, C.C. Trinidad Plaza. Mérida Av. Andrés Bello, C.C. Europlaza, Urb. Las Delicias. Makro Acarigua Av. Vencedores de Araure, Edo. Portuguesa. Makro Cumaná Av. Rotaria con Av. Carúpano.

In Company Branches: Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. Sidetur, Barquisimeto. ABB, Los Ruices. Telcel, Caracas. Parmalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Pariaguán. Bigott, Los Dos Caminos. Caracas Teleport, Plaza Venezuela. Bayer, El Rosal. Parmalat, La Yaguara. BecoBlohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Elizabethan Square, Phase Three North Wing, Ground Floor, P.O. Box 454, Grand Cayman, Cayman Islands, B.W.I.

RECEIVED

2008 APR 17 A 7:44

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of December 31, 2007

(In thousands of Bolivars)

Venezolano de Crédito, s.a., Banco Universal
Issued and Paid-in Capital 69,888,000
Reserves 253,444,293
RIF: J-000029709

www.venezolano.com

Assets

	6 Months Ended 31/12/2007		6 Months Ended 30/06/2007	
	Venezuela's Operations	Consolidated with Foreign Branches and Offices	Venezuela's Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	1,144,291,761	1,145,167,952	882,471,655	883,727,450
Cash	123,705,830	123,807,255	53,649,678	53,751,101
Banco Central de Venezuela	973,539,205	973,539,205	694,863,556	694,863,556
Due from Domestic Banks and Other Financial Institutions	56	56	0	0
Due from Foreign Banks and Correspondents	18,186,721	18,888,108	21,830,426	22,919,222
Due from Main Office and Branches	0	0	0	0
Clearing House Funds	28,859,949	28,933,328	112,127,997	112,193,571
(Allowances for Cash and Due from Banks)	0	0	0	0
Investments Securities	774,367,106	914,044,423	994,547,687	1,154,812,380
Placements in Banco Central de Venezuela and Interbanking Transactions	764,071,041	770,362,942	789,716,374	792,338,579
Trading Investment Securities	0	0	0	0
Available-for-Sale Investment Securities	10,296,065	10,336,193	1,079,313	1,119,442
Held-to-Maturity Investment Securities	0	122,602,372	0	151,121,615
Restricted Cash Investments	0	10,742,916	203,752,000	210,232,744
Other Investment Securities	0	0	0	0
(Allowance for Investments Securities)	0	0	0	0
Loan Portfolio	1,677,248,150	1,677,248,150	1,168,841,492	1,168,841,492
Current Loans	1,688,897,050	1,688,897,050	1,172,325,564	1,172,325,564
Restructured Loans	2,733,062	2,733,062	3,384,850	3,384,850
Past-Due Loans	4,198,856	4,198,856	8,324,025	8,324,025
Loans in Litigation	3,939,649	3,939,649	1,024,519	1,024,519
(Allowance for Loan Portfolio)	-22,520,467	-22,520,467	-17,217,466	-17,217,466
Interest and Commissions Receivables	28,337,938	29,604,975	15,714,454	17,217,276
Accrued Interest Receivable from Cash and Due from Banks	42,474	42,474	0	5,308
Accrued Interest Receivable from Investments Securities	7,434,034	8,701,071	4,882,489	6,380,003
Accrued Interest Receivable from Loan Portfolio	20,962,590	20,962,590	8,947,087	8,947,087
Commissions Receivable	59,270	59,270	1,983,731	1,983,731
Accrued Interest and Comissions Receivable from Other Accounts Receivable	0	0	0	0
(Allowance for Accrued Interest Receivable and Other)	-160,430	-160,430	-98,853	-98,853
Investments in Subsidiaries, Affiliates and Branches	19,901,766	5,225,884	24,656,206	5,219,426
Investments in Subsidiaries and Affiliates	5,254,185	5,254,185	5,247,727	5,247,727
Investments in Branches	14,675,882	0	19,436,780	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	-28,301	-28,301	-28,301	-28,301
Foreclosed Assets	707,325	707,325	892,583	892,583
Premises and Equipments	28,694,315	28,694,315	26,138,705	26,138,705
Other Assets	49,024,457	49,138,739	33,765,719	33,942,236
Total Assets	3,722,572,818	3,849,831,763	3,147,428,501	3,290,791,548

Memorandums Accounts

Contingent Debit Accounts	219,164,576	219,294,588	436,015,501	436,015,501
Trust Assets	826,466,567	826,466,567	728,749,697	728,749,697
Other Trusts	0	0	0	0
Debtor Accounts for Other Trust Charges (Residential Real Estate Mutual Fund)	0	0	0	0
Other Debtor Accounts of the Residential Real Estate Mutual Fund	0	0	0	0
Other Debit Memorandum Accounts	3,851,480,953	3,851,519,556	3,642,670,698	3,642,709,690
Other Debit Registration Accounts	0	0	0	0

Liabilities

	6 Months Ended 31/12/2007		6 Months Ended 30/06/2007	
	Venezuela's Operations	Consolidated with Foreign Branches and Offices	Venezuela's Operations	Consolidated with Foreign Branches and Offices
Customers' Deposits	3,115,345,323	3,250,957,106	2,759,800,674	2,903,448,754
Deposits in Current Accounts	1,815,677,477	1,891,207,773	1,358,151,829	1,426,171,218
Non-Interest Bearing Current Accounts	1,139,020,763	1,139,020,763	848,254,977	846,254,977
Interest Bearing Current Accounts	676,656,714	752,187,010	509,896,852	579,916,241
Other Demand Obligations	656,118,569	656,131,602	885,450,442	885,478,462
Money Transaction Table Obligation	0	0	0	0
Savings Deposits	527,101,066	527,101,066	460,446,260	460,446,260
Time Deposits	13,089,545	13,659,812	4,503,000	5,105,101
Investment Securities Issued by the Bank	0	0	0	0
Restricted Customer's Deposits	56,009,977	125,508,164	46,343,383	118,341,753
Rights and Participations in Investment Securities	47,348,689	47,348,689	6,805,960	6,905,960
Obligations with Banco Central de Venezuela	0	0	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0	0	0
Other Borrowings	127,556,509	128,456,294	29,977,621	29,977,621
Oblig. with Domestic Financial Institutions Due in One Year or Less	31,627,624	31,627,624	18,573,397	18,573,397
Obligations with Domestic Financial Institutions Due Over One Year	0	0	0	0
Oblig. with Foreign Financial Institutions Due in One Year or Less	44,422,557	45,322,342	10,328,236	10,328,236
Obligations with Foreign Financial Institutions Due Over One Year	0	0	0	0
Obligations Resulting from Other Borrowings Due in One Year or Less	50,430,340	50,430,340	0	0
Obligations Resulting from Other Borrowings Due Over One Year	1,075,988	1,075,988	1,075,988	1,075,988
Other Financial Intermediation Obligations	15,891,051	15,891,051	5,944,362	5,944,362
Interest and Commissions Payable	2,072,551	2,074,214	1,170,316	1,172,656
Accrued Expenses for Customer's Deposits	1,944,442	1,946,105	1,136,567	1,138,917
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0	0	0
Accrued Expenses for Other Borrowings	128,109	128,109	32,433	32,433
Accrued Expenses for Other Financial Intermediation Obligations	0	0	1,316	1,316
Accrued Expenses for Obligations Convertible into Capital	0	0	0	0
Accrued Expenses for Underlying Obligations	0	0	0	0
Accruals and Other Liabilities	137,375,091	118,120,805	81,672,138	81,784,955
Underlying Obligations	0	0	0	0
Obligations Convertible into Capital	0	0	0	0
Total Liabilities	3,399,240,525	3,526,499,470	2,888,965,811	3,032,328,858
Operations	0	0	0	0

Stockholder's Equity

Capital Stock	69,888,000	69,888,000	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000	69,888,000	69,888,000
Uncapitalized Equity Contributions	27,385,896	27,385,896	27,385,896	27,385,896
Capital Reserves	71,894,728	71,894,728	64,253,999	64,253,999
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	152,945,246	152,945,246	96,173,247	96,173,247
Unrealized Gain or Loss on Available-for-Sale Investment Securities	1,218,423	1,218,423	751,548	751,548
(Treasury Stock)	0	0	0	0
Total Stockholder's Equity	323,332,293	323,332,293	258,462,690	258,462,690
Total Liabilities and Stockholder's Equity	3,722,572,818	3,849,831,763	3,147,428,501	3,290,791,548

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State, Municipal and Central Administrations	Decentralized Entities and Other Entities with Special Regime	Total
Investment	1,592,909	10,416,979	0	0	0	12,009,888
Guaranty	0	17,297,516	0	0	0	17,297,516
Administration	1,774,134	794,707,169	124,761	75,671	477,428	797,159,163
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,367,043	822,421,664	124,761	75,671	477,428	826,466,567

Complementary Information

Transferred Investments	164,118,311
Monthly Loans to Agricultural Sector	10,827,667
Accumulated Loans To Agricultural Sector	219,112,988
Deposits of Official Entities	39,390,915
Micro Credits	58,531,282
Loans to the Tourism Sector, according to current Legislation	32,617,597
Indexed Mortgage Loans Under The Housing Savings System	25,725,368
Stockholder's Equity Index	8.35%

Statement of Published Earnings for the Period from July 01, 2007 - December 31, 2007

(In thousands of Bolivars)

	6 Months Ended 31/12/2007		6 Months Ended 30/06/2007	
	Venezuela's Operations	Consolidated with Foreign Branches and Offices	Venezuela's Operations	Consolidated with Foreign Branches and Offices
Financial Income	163,059,408	187,163,571	136,986,112	141,168,078
Cash and Due from Banks	4,591	58,257	3,738	49,097
Investments Securities	65,020,554	69,068,191	58,790,714	62,927,321
Loan Portfolio	115,575,666	115,575,666	76,190,308	76,190,308
Other Accounts Receivable	2,455,066	2,457,926	2,001,052	2,001,052
Investments in Subsidiaries, Affiliates and Branches	0	0	0	0
Main Office and Branches	0	0	0	0
Other	3,531	3,531	300	300
Financial Expenses	45,945,450	46,581,490	28,286,381	29,048,612
Customer's deposit	44,625,670	45,259,670	27,459,322	28,221,274
Obligations with Banco Central de Venezuela	0	0	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0	0	0
Other Borrowings	1,102,282	1,103,718	478,292	478,571
Other Financial Intermediation Obligations	140,020	140,020	251,993	251,993
Underlying Obligations	0	0	0	0
Obligations Convertible into Capital	0	0	0	0
Main Office and Branches	0	0	0	0
Other	77,478	78,084	96,774	96,774
Gross Financial Margin	137,113,958	140,582,081	108,699,731	112,119,466
Income From Recovery of Financial Assets	303,723	303,723	4,631	4,631
Expenses for Uncollectible and Impaired Financial Assets	7,603,786	7,603,786	4,248,463	4,248,463
Uncollectible Loans and Other Accounts Receivable	7,603,786	7,603,786	4,248,463	4,248,463
Allowance and Adjustments	0	0	0	0
Net Financial Margin	129,813,895	133,282,018	104,455,899	107,875,634
Other Operating Income	69,230,190	66,377,226	62,833,225	60,048,029
Other Operating Expenses	5,416,931	5,582,874	4,864,956	5,038,536
Financial Intermediation Margin	193,627,154	194,076,370	162,424,168	162,885,127

	6 Months Ended 31/12/2007		6 Months Ended 30/06/2007	
	Venezuela's Operations	Consolidated with Foreign Branches and Offices	Venezuela's Operations	Consolidated with Foreign Branches and Offices
Less-Operating Expenses	96,556,678	96,872,838	81,762,599	82,143,875
Personnel	54,535,841	54,579,247	45,420,319	45,466,235
General and Administrative	33,873,543	34,146,297	29,555,371	29,890,731
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	6,228,035	6,228,035	5,234,884	5,234,884
Contributions To Superintendencia de Bancos y Otras Instituciones Financieras	1,919,259	1,919,259	1,552,025	1,552,025
Gross Operating Margin	97,070,476	97,203,532	80,661,569	80,741,252
Income from Foreclosed Assets	1,005,864	1,005,864	2,082,091	2,082,091
Income from Special Programs	0	0	0	0
Miscellaneous Operating Income	10,063,588	10,067,505	6,046,366	6,053,070
Expenses for Foreclosed Assets	604,464	604,464	6,301,819	6,301,819
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	312,730	312,730	67,140	67,140
Miscellaneous Operating Expenses	5,853,830	5,946,668	3,494,292	3,580,679
Net Operating Margin	101,368,904	101,413,041	78,926,775	78,926,775
Extraordinary Income	12,241,680	12,241,680	804,741	804,741
Extraordinary Expenses	371,000	415,137	398,500	398,500
Gross Income Before Taxes	113,239,584	113,239,584	79,333,016	79,333,016
Income Tax	16,900,000	16,900,000	13,330,000	13,330,000
Net Income	96,339,584	96,339,584	66,003,016	66,003,016
Net Income Allocation				
Legal Reserve	7,630,730	7,630,730	6,600,302	6,600,302
Statutory Dividends				
Board of Directors	8,174,934	8,174,934	5,327,905	5,327,905
Officers and Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
Income for the Period	80,533,920	80,533,920	54,074,809	54,074,809
Losep Contributions	881,646	881,646	606,751	606,751

Financial Ratios

1. Stockholder's Equity

1.1 $\frac{\text{(Stockholder's Equity+Operations)}}{\text{Total Assets}} \times 100 = 8.69$

1.2 $\frac{\text{Non-Yielding Assets}}{\text{(Stockholder's Equity+Operations)}} \times 100 = 379.60$

2. Banking Solvency and Assets' Quality

2.1 $\frac{\text{Allowance for Loan Portfolio Losses}}{\text{Gross Loan Portfolio}} \times 100 = 1.32$

2.2 $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0.48$

3. Management

3.1 $\frac{\text{(Personnel Expenses+Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 7.06$

3.2 $\frac{\text{(Personnel Expenses+Operating Expenses)}}{\text{Financial Income}} \times 100 = 51.05$

4. Profitability

4.1 $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5.07$

4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's Equity}} \times 100 = 67.28$

5. Liquidity

5.1 $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 38.73$

5.2 $\frac{\text{(Current Assets+Investments in Negotiable Instruments)}}{\text{Deposits from the Public}} \times 100 = 61.58$

Management Board

President
Oscar García Mendoza
Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Almándoz Marte
Olga M. Berrizbeitia Pérez
Ramón Abascal Alvarez
Alternate Directors
Gonzalo Parra Aranguren (de permiso)
Agustín Gabaldón
José Pio Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Berrizbeitia
Luisa Urbano Berrizbeitia
Principal Deputies
Aura Elena Agüero
Hermann Jost
Alternate Deputies
Maigualida Cisneros
Adriana Rojo

Oscar García Mendoza	Ana I. Martínez Mena	María Susana Rodríguez	Vicente A. Alvis Salas
President	Secretary	Controller	Accountant

[illegible]ches and Service Offices:

[illegible]cas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur [illegible] Nº 1, Monjas a San Francisco. **Sucursales:** Del Oeste Av. España, Nº 29, Catia. La California Av. Francisco de Miranda, C. Residencial La California, Edif. Nº 9. La Trinidad Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. Bello Monte Res. Balpeca, Esquina Calles Las Ciencias y Edison. Chacao Edif. EXA. Av. Libertador. El Paraíso Centro Plaza Páez. San Luis Centro Comercial San Luis. La Yaguara Av. Garci González De Silva, Esquina con Calle 8. Mata De Coco Centro Comercial Mata de Coco. San Bernardino Av. Vollmer, Edif. C.A. La Electricidad de Caracas. Galerías Bolívar [illegible]vard de Sabana Grande. Las Mercedes Edif. BVC, Calle Londres. Mene Grande Av. Francisco de Miranda, Edif. Mene Grande. Sebucan Av. Rómulo [illegible]gos, Edif. Las Américas, Locales A,B y C. La Lagunita Av. Sur, Zona B. Av. Libertador Centro Comercial Av. Libertador, entre C. Negrín y Av. [illegible]dor, Nivel P2. Prados Del Este Av. Paseo, Centro Comercial El Morichal. La Estancia Av. La Estancia, Edif. Torre Diamen, Chuao. Los Ruices Av. [illegible] de los Ruices cruce con 1ª Transv., Edif. Principal. La Urbina Calle 10, Edif. Anauco. Guarenas Centro Comercial Buenaventura, Av. Intercomunal [illegible]nas - Guatire. Av. Urdaneta entre Puncere y Plaza España. Av. Victoria Edif. Mediterráneo, Planta Baja. La Florida Av. Andrés Bello, Residencias Lido, Planta Baja. Los Palos Grandes Av. Andrés Bello, con 4ª Transversal. Boleíta Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. Cumbres De Curumo Centro Comercial Cumbres de Curumo, P.B. El Rosal Av. Francisco de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. La Castellana Edif. Centro Letonia, Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. Hotel Tamanaco Las Mercedes. Cantaul Centro Médico Docente Los Altos. EPA San Martín Av. San Martín, Urb. Industrial San Martín. Las Esmeraldas C.C. [illegible], Av. La Trinidad, El Hatillo. *EPA Los Ruices* Calle A, Zona Industrial Los Ruices. Los Naranjos Av. El Paují, C.C. Galerías Los Naranjos, nivel Plaza, [illegible] Naranjos. Macaracuay Centro Comercial Macaracuay Plaza, nivel C-2. Excelsior Gama Plus Santa Eduvigis. Centro Express Centro Comercial [illegible], Chacaíto.

[illegible]: Valencia Av. Bolívar, Edif. 109-18. Barquisimeto Carrera 19, entre 14 y 15. Agencia San Cristóbal Centro Comercial Boulevard Pirineos, Planta Baja. Maracaibo Av. Bella Vista con Calle 76. Puerto Ordaz, Calle Guri cruce con Calle Cuchivero. Ciudad Ojeda Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. El Tigre Av. Intercomunal El Tigre, San José deGuanipa. Maturín Av. Bolívar con Calle 4, Nº 30. Maracaibo Zona Industrial Edif. Wilera I, Nº 115-130, P.B., Circunvalación Nº 2. Valencia Zona Industrial Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. Anaco Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. Jose Antonio Anzoátegui. Barquisimeto (Los Leones) Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. Valencia El Viñedo Boulevard Los Naranjos, Urb. El Viñedo. Maracay Las Delicias Urb. Base Aragua, Av. Gral. Páez con 2ª Transv. La Victoria Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. EPA Turmero Av. Intercomunal de Turmero, Edo. Aragua. Hotel del Lago Av. 2, El Milagro, Maracaibo. Puerto La Cruz Las Garzas Torre BVC entre Intercomunal A. Bello y A. Vespucio. Makro Mérida Av. Centenario, Mérida. Makro Charallave Av. Intercomunal de Charallave, Sector Paseo Real. Punto Fijo Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. Makro El Tigre Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. Makro Paraguaná Carretera Los Taques, sector El Tapero, Municipio Los Taques, Punto Fijo, Edo. Falcón. EPA La Granja C.C. La Granja, Av Universidad, Valencia. Perlamar C.C. Ratan Plaza, Pampatar, Edo. Nueva Esparta. Makro Valera Autopista Valera, Edo. Trujillo. Makro Barinas Edo. Barinas. Puerto La Cruz Paseo Colón Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. Makro El Vigía Carretera Panamericana, Edo. Mérida. Makro Valle de la Pascua Av. Rómulo Gallegos, Edo. Guárico. Makro Porlamar Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. Cagua C. Sabana Larga con C. Cagigal, C.C. Trinidad Plaza. Mérida Av. Andrés Bello, C.C. Europlaza, Urb. Las Delicias. Makro Acarigua Av. Vencedores de Araure, Edo. Portuguesa. Makro Cumaná Av. Rotaria con Av. Caripano.

In Company Branches: Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. ABB, Los Ruices. Telcel, Caracas. Parmalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Pariaguán. Bigott, Los Dos Caminos. Caracas Teleport, Plaza Venezuela. Bayer, El Rosal. Parmalat, La Yaguara. BecoBlohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Elizabethan Square, Phase Three North Wing, Ground Floor, P.O. Box 454, Grand Cayman, Cayman Islands, B.W.I.

2

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of January 31, 2008

(In bolivares fuertes)

Venezolano de Crédito S.A. Banco Universal
Issued and Paid-in Capital 69,888,000
Reserves 253,592,527
RIF J-000029709

www.venezolano.com

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	1,055,883,860	1,058,261,558
Cash	132,172,537	132,273,962
Banco Central de Venezuela	817,004,368	817,004,368
Domestic Banks and Other Financial Institutions	0	0
Foreign Banks and Correspondents	5,380,573	7,445,456
Main Office and Branches	0	0
Clearing House Funds	101,326,388	101,537,772
(Allowances for Cash and Due from Banks)	0	0
Investments Securities	797,041,197	957,127,893
Placements in Banco Central de Venezuela and Interbanking Transactions	750,353,158	754,478,497
Trading Securities	0	0
Available for Sale Securities	10,444,299	10,484,427
Held to maturity Securities	36,243,740	181,385,180
Restricted Cash Investment	0	10,779,789
Other Securities	0	0
(Allowance for Investment Securities)	0	0
Loan Portfolio	1,666,552,821	1,666,552,821
Current Loans	1,677,847,891	1,677,847,891
Restructured Loans	2,647,420	2,647,420
Past-due Loans	4,310,487	4,313,094
Loans in Litigation	4,267,490	4,267,490
(Allowance for Loan Portfolio)	(22,520,467)	(22,523,074)
Interest and Commissions Receivable	32,909,493	34,114,096
Accrued Interest Receivable from Cash and Due from Banks	1,814	1,814
Accrued Interest Receivable from Investments Securities	8,996,869	10,201,472
Accrued Interest Receivable from Loan Portfolio	23,571,074	23,571,074
Commissions Receivable	500,166	500,166
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and Other)	(160,430)	(160,430)
Investments in Subsidiaries, Affiliates and Branches	20,433,717	5,227,252
Investments in Subsidiaries and Affiliates	5,255,553	5,255,553
Investments in Branches	15,206,465	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	678,539	678,539
Premises and Equipments	28,433,766	28,433,766
Other Assets	38,947,838	39,195,066
Total Assets	3,640,879,237	3,789,581,991

Memorandum Accounts

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Contingent Debit Accounts	217,375,844	217,505,959
Trust Assets	823,369,859	823,369,859
Other Trusts	0	0
Debit Accounts for Other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debit Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	3,659,992,039	3,660,030,042
Other Debit Registration Accounts	0	0

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers' Deposits	3,051,843,576	3,200,488,177
Deposits in Current Accounts	1,698,919,391	1,777,140,839
Non-Interest Bearing Current Accounts	1,094,615,432	1,094,615,432
Interest Bearing Current Accounts	604,303,959	682,525,407
Other Demand Obligations	713,583,782	713,729,213
Money Transaction Table Obligations	0	0
Savings Deposits	517,668,540	517,668,540
Time Deposits	11,359,758	11,837,502
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	58,763,702	128,457,680
Rights and Participations on Securities	51,554,403	51,554,403
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	108,391,893	108,391,893
Oblig. with Domestic Financ. Instit. Due in One Year or Less	47,895,284	47,895,284
Oblig. with Domestic Financ. Instit. Due Over One Year	0	0
Oblig. with Foreign Financ. Instit. Due in One Year or Less	59,420,621	59,420,621
Oblig. with Foreign Financ. Instit. Due Over One Year	0	0
Oblig. Resulting from Other Borrowings Due in One Year or Less	0	0
Oblig. Resulting from Other Borrowings Due Over One Year	1,075,968	1,075,968
Other Financial Intermediation Obligations	9,270,392	9,270,392
Interest and Commissions Payable	2,752,637	2,754,828
Accrued Expenses for Customer's Deposits	2,583,318	2,585,509
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Accrued Expenses for Other Borrowings	169,319	169,319
Accrued Expenses for Other Financ. Intermediation Obligations	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	127,343,628	127,412,590
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	3,299,608,126	3,448,317,880
Operations	17,790,584	17,790,584

Stockholders' Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000
Uncapitalized Equity Contributions	27,365,896	27,365,896
Capital Reserves	71,894,729	71,894,729
Adjustments to Stockholders' Equity	0	0
Retained Earnings	152,945,246	152,945,246
Unrealized Gain or Loss on Available for Sale Securities	1,366,656	1,366,656
(Treasury Stock)	0	0
Total Stockholders' Equity	323,460,527	323,460,527
Total Liabilities and Stockholders' Equity	3,640,879,237	3,789,581,991

Trust Assets (detail)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Decentralized Entities and Other Entities with Special Regime	Total
Investment	1,518,652	10,720,738	0	0	0	12,239,390
Guaranty	0	21,570,722	0	0	0	21,570,722
Administration	1,770,562	787,104,541	126,010	78,433	482,201	789,559,747
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,289,214	819,396,001	126,010	78,433	482,201	823,369,859

Complementary Information

Transferred Investments	159,912,597
Loans to Agricultural Sector	4,799,375
Accumulated Loans To Agricultural Sector	218,493,867
Deposits of Official Entities	42,585,658
Micro Credits	57,624,167
Loans to Tourism Sector in accordance to the legislation in force	32,593,437
Mortgages in accordance to the Special Law on Protection to the Mortgage Creditor	25,360,891
Return on Assets	8.00%

Statement of Published Earnings for the Period from January 01, 2008 - January 31, 2008 (In bolívares fuertes)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	41,159,875	41,743,297
Cash and Due from Banks	1,551	9,494
Investments Securities	9,236,046	9,811,525
Loan Portfolio	31,383,505	31,383,595
Other Accounts Receivable	538,683	538,683
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	0	0
Financial Expenses	11,047,770	11,093,657
Customers' Deposit	10,474,666	10,520,552
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	566,380	566,381
Other Financial Intermediation Obligations	2,100	2,100
Underlying Obligations	0	0
Obligations Convertible Into Capital	0	0
Main Office and Branches	0	0
Other	4,624	4,624
Gross Financial Margin	30,112,105	30,649,640
Income from Recovery of Financial Assets	52,020	52,020
Expenses for Uncollectible and Impaired Financial Assets	0	2,607
Uncollectible Loans and Other Accounts Receivable	0	2,607
Allowances and Adjustments	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	30,164,125	30,699,053
Other Operating Income	10,067,742	9,613,417
Other Operating Expenses	1,481,081	1,510,435
Financial Intermediation Margin	38,750,786	38,802,035
Less-Operating Expenses	18,961,901	19,013,169
Personnel	8,677,422	8,677,422
General and Administrative	7,672,028	7,703,296
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	1,312,574	1,312,574
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	319,877	319,877
Gross Operating Margin	19,788,885	19,788,866
Income from Foreclosed Assets	511,367	511,367
Income from Special Programs	0	0
Miscellaneous Operating Income	617,906	618,916
Expenses for Foreclosed Assets	36,297	36,297
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	90,386	90,386
Miscellaneous Operating Expenses	920,891	941,882
Net Operating Margin	19,850,584	19,850,584
Extraordinary Income	0	0
Extraordinary Expenses	160,000	160,000
Gross Income Before Income Taxes	19,690,584	19,690,584
Income Taxes	1,900,000	1,900,000
Net Income	17,790,584	17,790,584

Financial Ratios

1. Stockholders' Equity

1.1 $\frac{\text{(Stockholders' Equity+Operations)}}{\text{Total Assets}} \times 100 = 9.37$

1.2 $\frac{\text{Non Yielding Assets}}{\text{(Stockholders' Equity+Operations)}} \times 100 = 341.50$

2. Banking Solvency and Assets' Quality

2.1 $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1.33$

2.2 $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0.51$

3. Management

3.1 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 8.43$

3.2 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 42.15$

4. Profitability

4.1 $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5.80$

4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's Equity}} \times 100 = 66.01$

5. Liquidity

5.1 $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 34.60$

5.2 $\frac{\text{(Current Assets + Investments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 60.71$

Management Board

President
Oscar García Mendoza

Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Almándoz Marte
Olga M. Berrizbeitia Pérez
Ramón Abascal Alvarez

Alternate Directors
Gonzalo Parra Aranguren
(On leave)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Berrizbeitia
Luisa Urbano Berrizbeitia

Principal Commissaires
Aura Elena Agüero
Hermann Jost

Alternate Commissaires
Maiguaida Cisneros
Adriana Rojo

Oscar García Mendoza
President

Ana L. Martínez Mena
Secretary

María Susana Rodríguez
Controller

Vicente A. Alvis Salas
Accountant

Branches and Service Offices:

Caracas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur 2, Nº 7, Monjas a San Francisco. Sucursales: Del Oeste Av. España, Nº 29, Catia. La California Av. Francisco de Miranda, C. Residencial La California, Edif. Nº 9. La Trinidad Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. Bello Monte Res. Balpeca, Esquina Calles Las Ciencias y Edison. Chacao Edif. EXA. Av. Libertador. El Paraíso Centro Plaza Páez. San Luis Centro Comercial San Luis. La Yaguara Av. Garcí González De Silva, Esquina con Calle 8. Mata De Coco Centro Comercial Mata de Coco. San Bernardino Av. Vollmer, Edif. C.A. La Electricidad de Caracas. Galerías Bolívar Boulevard de Sabana Grande. Las Mercedes Edif. BVC, Calle Londres. Mene Grande Av. Francisco de Miranda, Edif. Mene Grande. Sebucan Av. Rómulo Gallegos, Edif. Las Américas, Locales A,B y C. La Lagunita Av. Sur, Zona B. Av. Libertador Centro Comercial Av. Libertador, entre C. Negrín y Av. Libertador, Nivel P2, Prados Del Este Av. Paseo, Centro Comercial El Morichal. La Estancia Av. La Estancia, Edif. Torre Diamen, Chuao. Los Ruices Av. Ppal. de los Ruices cruce con 1ª Transv., Edif. Principal. La Urbina Calle 10, Edif. Anauco. Guarenas Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. Av. Urdaneta entre Punceres y Plaza España. Av. Victoria Edif. Mediterráneo, Planta Baja. La Florida Av. Andrés Bello, Residencias Udo, Planta Baja. Los Palos Grandes Av. Andrés Bello, con 4ª Transversal. Boleíta Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. Cumbres De Curumo Centro Comercial Cumbres de Curumo, P.B. El Rosal Av. Francisco de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. La Castellana Edif. Centro Letonia, Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. Hotel Tamanaco Las Mercedes. Carrizal Centro Médico Docente Los Altos. EPA San Martín Av. San Martín, Urb. Industrial San Martín. Las Esmeraldas C.C. Trinalta, Av. La Trinidad, El Hatillo. EPA Los Ruices Calle A, Zona Industrial Los Ruices. Los Naranjos Av. El Peñ, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. Macaracuay Centro Comercial Macaracuay Plaza, nivel C-2. Excelsior Gama Plus Santa Eduvigis. Centro Express Centro Comercial Express, Chacaíto.

Interior: Valencia Av. Bolívar, Edif. 109-18. Barquisimeto Carrera 19, entre 14 y 15. Agencia San Cristóbal Centro Comercial Boulevard Pirineos, Planta Baja. Maracaibo Av. Bella Vista con Calle 76. Puerto Ordaz, Calle Guri cruce con Calle Cuchivero. Ciudad Ojeda Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. El Tigre Av. Intercomunal El Tigre, San José de Guanipa. Maturín Av. Bolívar con Calle 4, Nº 30. Maracaibo Zona Industrial Edif. Wilara I, Nº 115-130, P.B., Circunvalación Nº 2. Valencia Zona Industrial Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. Anaco Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. Jose Antonio Anzoátegui. Barquisimeto (Los Leones) Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. Valencia El Viñedo Boulevard Los Naranjos, Urb. El Viñedo. Maracay Las Delicias Urb. Base Aragua, Av. Gral. Páez con 2ª Transv. La Victoria Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. EPA Turmero Av. Intercomunal de Turmero, Edo. Aragua. Hotel del Lago Av. 2, El Milagro, Maracaibo. Puerto La Cruz Las Garzas Torre BVC entre Intercomunal A. Bello y A. Vespucio. Makro Mérida Av. Centenario, Mérida. Makro Charallave Av. Intercomunal de Charallave, Sector Paseo Real. Punto Fijo Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. Makro El Tigre Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. Makro Paraguaná Carretera Los Taques, sector El Tapero, Municipio Los Taques, Punto Fijo, Edo. Falcón. EPA La Granja C.C. La Granja, Av Universidad, Valencia. Porlamar C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. Makro Valera Autopista Valera, Edo. Trujillo. Makro Barinas Edo. Barinas. Puerto La Cruz Pozuelos Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. Makro El Vigía Carretera Panamericana, Edo. Mérida. Makro Valle de la Pascua Av. Rómulo Gallegos, Edo. Guárico. Makro Porlamar Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. Cagua C. Sabana Larga con C. Cagigal, C.C. Trinidad Plaza. Mérida Av. Andres Bello, C.C. Europlaza, Urb. Las Delicias. Makro Acarigua Av. Vencedores de Araure, Edo. Portuguesa. Makro Cumaná Av. Rotaria con Av. Carúpano.

In Company Branches: Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. Sidetur, Barquisimeto. ABB, Los Ruices. Telcel, Caracas. Parmalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Pertigalete. Bigott, Los Dos Caminos. Caracas Teleport, Plaza Venezuela. Bayer, El Rosal. Parmalat, La Yaguara. BecoBlohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Elizabethan Square, Phase Three North Wing, Ground Floor, P.O. Box 454, Grand Cayman, Cayman Islands, B.W.I.

VENEZOLANO DE CREDITO

Unofficial Convenience Translation

Balance as of February 29, 2008

(In bolivares fuertes)

Venezolano de Credito S.A. Banco Universal
Issued and Paid-in Capital 69,888,000
Reserves 215,781,398
RIF J-000029709

www.venezolano.com

Assets

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Cash and Due from Banks	1,135,749,529	1,137,772,333
Cash	183,350,440	183,451,865
Banco Central de Venezuela	825,450,642	825,450,642
Domestic Banks and Other Financial Institutions	0	0
Foreign Banks and Correspondents	15,990,426	17,785,530
Main Office and Branches	0	0
Clearing House Funds	110,958,021	111,084,296
(Allowances for Cash and Due from Banks)	0	0
Investments Securities	1,053,401,250	1,216,968,201
Placements in Banco Central de Venezuela and Interbanking Transactions	894,614,807	900,610,793
Trading Securities	0	0
Available for Sale Securities	158,786,443	158,828,571
Held to maturity Securities	0	146,716,093
Restricted Cash Investment	0	10,814,744
Other Securities	0	0
(Allowance for Investment Securities)	0	0
Loan Portfolio	1,726,807,638	1,726,807,638
Current Loans	1,737,200,281	1,737,200,281
Restructured Loans	2,487,723	2,487,723
Past-due Loans	5,791,732	5,794,339
Loans in Litigation	4,366,771	4,366,771
(Allowance for Loan Portfolio)	(23,038,869)	(23,041,476)
Interest and Commissions Receivable	34,726,852	35,684,934
Accrued Interest Receivable from Cash and Due from Banks	1,481	1,481
Accrued Interest Receivable from Investments Securities	10,651,868	11,609,950
Accrued Interest Receivable from Loan Portfolio	23,359,637	23,359,637
Commissions Receivable	913,966	913,966
Accrued Interest and Commissions Receivable from Other Accounts Receivable	0	0
(Allowance for Accrued Interest Receivable and Other)	(200,100)	(200,100)
Investments in Subsidiaries, Affiliates and Branches	20,850,781	5,228,485
Investments in Subsidiaries and Affiliates	5,256,786	5,256,786
Investments in Branches	15,622,296	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Foreclosed Assets	645,753	645,753
Premises and Equipments	28,363,314	28,363,314
Other Assets	38,903,457	39,193,690
Total Assets	4,039,448,574	4,190,864,348

Memorandum Accounts

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Contingent Debit Accounts	208,012,061	208,142,073
Trust Assets	841,133,116	841,133,116
Other Trusts	0	0
Debit Accounts for Other Trust Charges (Residential Real Estate Mutual Fund)	0	0
Other Debit Accounts of the Residential Real Estate Mutual Fund	0	0
Other Debit Memorandum Accounts	4,041,082,096	4,041,120,701
Other Debit Registration Accounts	0	0

Liabilities

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Customers' Deposits	3,523,853,291	3,674,967,316
Deposits in Current Accounts	1,781,761,838	1,861,817,439
Non-Interest Bearing Current Accounts	1,106,276,699	1,106,276,699
Interest Bearing Current Accounts	675,485,139	755,540,740
Other Demand Obligations	1,100,781,742	1,100,781,742
Money Transaction Table Obligations	0	0
Savings Deposits	519,053,700	519,053,700
Time Deposits	8,689,758	9,287,751
Securities Issued by the Bank	0	0
Restricted Customer's Deposits	57,816,136	128,308,567
Rights and Participations on Securities	55,760,117	55,760,117
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	83,565,360	83,565,360
Oblig. with Domestic Financ. Instit. Due in One Year or Less	54,845,292	54,845,292
Oblig. with Domestic Financ. Instit. Due Over One Year	0	0
Oblig. with Foreign Financ. Instit. Due in One Year or Less	27,705,834	27,705,834
Oblig. with Foreign Financ. Instit. Due Over One Year	0	0
Oblig. Resulting from Other Borrowings Due in One Year or Less	0	0
Oblig. Resulting from Other Borrowings Due Over One Year	1,014,234	1,014,234
Other Financial Intermediation Obligations	9,705,731	9,705,731
Interest and Commissions Payable	1,639,562	1,640,903
Accrued Expenses for Customer's Deposits	1,600,775	1,602,116
Accrued Expenses for Obligations with Banco Central de Venezuela	0	0
Accrued Expenses for Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Accrued Expenses for Other Borrowings	38,787	38,787
Accrued Expenses for Other Financ. Intermediation Obligations	0	0
Accrued Expenses for Obligations Convertible into Capital	0	0
Accrued Expenses for Subordinated Obligations	0	0
Accruals and Other Liabilities	97,137,436	97,227,844
Subordinated Obligations	0	0
Obligations Convertible into Capital	0	0
Total Liabilities	3,715,911,380	3,867,127,154
Operations	37,867,796	37,867,796

Stockholders' Equity

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	69,888,000	69,888,000
Paid-in Capital	69,888,000	69,888,000
Uncapitalized Equity Contributions	27,385,896	27,385,896
Capital Reserves	71,894,729	71,894,729
Adjustments to Stockholders' Equity	0	0
Retained Earnings	115,205,726	115,205,726
Unrealized Gain or Loss on Available for Sale Securities	1,295,047	1,295,047
(Treasury Stock)	0	0
Total Stockholders' Equity	285,669,398	285,669,398
Total Liabilities and Stockholders' Equity	4,039,448,574	4,190,864,348

Trust Assets (details)

Type of Trust	Individuals	Corporate Entities	Central Administration	Public, State, Municipal and Central Administrations	Descentralized Entities and Other Entities with Special Regime	Total
Investment	1,533,968	10,695,347	0	0	0	12,229,315
Guaranty	0	29,221,438	0	0	0	29,221,438
Administration	1,779,834	797,210,875	127,297	77,221	487,136	799,682,363
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	3,313,802	837,127,860	127,297	77,221	487,136	841,133,116

Complementary Information

Transferred Investments	155,706,893
Loans to Agricultural Sector	17,191,000
Accumulated Loans To Agricultural Sector	223,451,731
Deposits of Official Entities	40,600,498
Micro Credits	60,429,733
Loans to Tourism Sector in accordance to the legislation in force	34,529,015
Mortgages in accordance to the Special Law on Protection to the Mortgage Creditor	26,104,005
Return on Assets	6.00%

Statement of Published Earnings for the Period from January 01, 2008 - February 29, 2008 (In bolívares fuertes)

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	81,614,325	82,690,887
Cash and Due from Banks	2,140	17,453
Investments Securities	18,645,533	19,701,420
Loan Portfolio	62,119,650	62,119,650
Other Accounts Receivable	839,591	844,953
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches	0	0
Other	7,411	7,411
Financial Expenses	22,300,941	22,373,568
Customers' Deposit	21,577,389	21,650,014
Obligations with Banco Central de Venezuela	0	0
Deposits and Obligations with Banco Nacional de Ahorro y Préstamo	0	0
Other Borrowings	704,491	704,493
Other Financial Intermediation Obligations	2,100	2,100
Underlying Obligations	0	0
Obligations Convertible into Capital	0	0
Main Office and Branches	0	0
Other	16,961	16,961
Gross Financial Margin	59,313,384	60,317,319
Income from Recovery of Financial Assets	58,808	58,808
Expenses for Uncollectible and Impaired Financial Assets	558,072	560,679
Uncollectible Loans and Other Accounts Receivable	558,072	560,679
Allowances and Adjustments	0	0

	Venezuela Operations	Consolidated with Foreign Branches and Offices
Net Financial Margin	58,814,120	59,815,448
Other Operating Income	17,296,275	16,503,356
Other Operating Expenses	2,487,766	2,543,035
Financial Intermediation Margin	73,622,629	73,775,769
Less-Operating Expenses	34,427,765	34,528,973
Personnel	15,852,491	15,859,354
General and Administrative	15,237,058	15,331,403
Contributions to Fondo de Garantía de Depósitos y Protección Bancaria	2,625,148	2,625,148
Contributions to Superintendencia de Bancos y Otras Instituciones Financieras	713,068	713,068
Gross Operating Margin	39,194,864	39,246,796
Income from Foreclosed Assets	546,340	546,340
Income from Special Programs	0	0
Miscellaneous Operating Income	1,318,950	1,318,475
Expenses for Foreclosed Assets	67,433	67,433
Expenses for Depreciation, Amortization and Impaired Miscellaneous Assets	180,773	180,773
Miscellaneous Operating Expenses	813,814	867,271
Net Operating Margin	39,996,134	39,996,134
Extraordinary Income	0	0
Extraordinary Expenses	228,338	228,338
Gross Income Before Income Taxes	39,767,796	39,767,796
Income Taxes	1,900,000	1,900,000
Net Income	37,867,796	37,867,796

Financial Ratios

1. Stockholders' Equity

1.1 $\frac{\text{(Stockholders' Equity+Operations)}}{\text{Total Assets}} \times 100 = 8.01$

1.2 $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders' Equity+Operations)}} \times 100 = 385.91$

2. Banking Solvency and Assets' Quality

2.1 $\frac{\text{Allowance for Investment Securities}}{\text{Gross Loan Portfolio}} \times 100 = 1.32$

2.2 $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0.58$

3. Management

3.1 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 7.10$

3.2 $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 38.09$

4. Profitability

4.1 $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 5.85$

4.2 $\frac{\text{Net Income}}{\text{Average Stockholder's Equity}} \times 100 = 74.62$

5. Liquidity

5.1 $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 32.23$

5.2 $\frac{\text{(Current Assets + Investments in Negotiable Instruments)}}{\text{Customer's Deposits}} \times 100 = 62.12$

Management Board

President
Oscar García Mendoza

Principal Directors
José Rafael Lovera
Rafael Alfonzo Hernández
José Manuel Velutini
Jorge Almándoz Marte
Olga M. Berrizbeitia Pérez
Ramón Abascal Alvarez

Alternate Directors
Gonzalo Parra Aranguren (On leave)
Agustín Gabaldón
José Pío Hernández
José Grasso Vecchio
Germán García-Velutini
Joaquín Urbano Berrizbeitia
Luisa Urbano Berrizbeitia

Principal Commissaires
Aura Elena Agüero
Hermann Jost

Alternate Commissaires
Maiguallda Cisneros
Adriana Rojo

Oscar García Mendoza
President

Ana I. Martínez Mena
Secretary

María Susana Rodríguez
Controller

Vicente A. Alvis Salas
Accountant

Branches and Service Offices:

Caracas - Venezolano de Crédito Main Office: Urb. San Bernardino, Av. Alameda, Edif. Venezolano de Crédito, P.B. Telf. 806.6111. *Oficina Centro:* Sur 2, Nº 7, Monjas a San Francisco. **Sucursales: Del Oeste** Av. España, Nº 29, Catia. **La California** Av. Francisco de Miranda, C. Residencial La California, Edif. Nº 9. **La Trinidad** Centro Comercial Sorocaima, Av. La Trinidad con Calle San Miguel. **Bello Monte** Res. Balpeca, Esquina Calles Las Ciencias y Edison. **Chacao** Edif. EXA. Av. Libertador. **El Paraíso** Centro Plaza Páez. **San Luis** Centro Comercial San Luis. **La Yaguara** Av. Garcí González Da Silva, Esquina con Calle 8. **Mata De Coco** Centro Comercial Mata de Coco. **San Bernardino** Av. Vollmer, Edif. C.A. La Electricidad de Caracas. **Galerías Bolívar** Boulevard de Sabana Grande. **Las Mercedes** Edif. BVC, Calle Londres. **Mene Grande** Av. Francisco de Miranda, Edif. Mene Grande. **Sebucan** Av. Rómulo Gallegos, Edif. Las Américas, Locales A,B y C. **La Lagunita** Av. Sur, Zona B. **Av. Libertador** Centro Comercial Av. Libertador, entre C. Negrín y Av. Libertador, Nivel P2, **Prados Del Este** Av. Paseo, Centro Comercial El Morichal. **La Estancia** Av. La Estancia, Edif. Torre Diamen, Chuao. **Los Ruices** Av. Ppal. de los Ruices cruce con 1ª Transv., Edif. Principal. **La Urbina** Calle 10, Edif. Anauco. **Guarenas** Centro Comercial Buenaventura, Av. Intercomunal Guarenas - Guatire. **Av. Urdaneta** entre Punceres y Plaza España. **Av. Victoria** Edif. Mediterráneo, Planta Baja. **La Florida** Av. Andrés Bello, Residencias Lido, Planta Baja. **Los Palos Grandes** Av. Andrés Bello, con 4ª Transversal. **Boleíta** Av. Rómulo Gallegos, C/C Av. Las Palmas, Local 3, Centro Gerencial Los Andes. **Cumbres De Curumo** Centro Comercial Cumbres de Curumo, P.B. **El Rosal** Av. Francisco, de Miranda, Av. Tamanaco con C. Mohedano, Centro Seguros Sud América, P.B.-M. **La Castellana** Edif. Centro Letonia, Torre ING Bank, frente Av. Eugenio Mendoza y San Felipe, La Castellana. **Hotel Tamanaco** Las Mercedes. **Carrizal** Centro Médico Docente Los Altos. **EPA San Martín** Av. San Martín, Urb. Industrial San Martín. **Las Esmeraldas** C.C. Trinalta, Av. La Trinidad, El Hatillo. **EPA Los Ruices** Calle A, Zona Industrial Los Ruices. **Los Naranjos** Av. El Pauji, C.C. Galerías Los Naranjos, nivel Plaza, Urb. Los Naranjos. **Macaracuay** Centro Comercial Macaracuay Plaza, nivel C-2. **Excelsior Gama Plus** Santa Eduvigis. **Centro Expreso** Centro Comercial Expreso, Chacaíto.

Interior: **Valencia** Av. Bolívar, Edif. 109-18. **Barquisimeto** Carrera 19, entre 14 y 15. **Agencia San Cristobal** Centro Comercial Boulevard Pirineos, Planta Baja. **Maracaibo** Av. Bella Vista con Calle 76. **Puerto Ordaz**, Calle Guri cruce con Calle Cuchivero. **Ciudad Ojeda** Carretera N con Av. Intercomunal, frente al Centro Médico Lagunillas. **El Tigre** Av. Intercomunal El Tigre, San José de Guanipa. **Maturín** Av. Bolívar con Calle 4, Nº 30. **Maracaibo Zona Industrial** Edif. Wiera I, Nº 115-130, P.B., Circunvalación Nº 2. **Valencia Zona Industrial** Av. Henry Ford, Centro Comercial Boulevard Industrial Municipal. **Anaco** Sector Noreste del Parcelamiento Anaco, entre Av. Lara y Av. Jose Antonio Anzoátegui. **Barquisimeto (Los Leones)** Av. Los Leones con C. Madrid, dentro de la Policlínica Barquisimeto, Edo. Lara. **Valencia El Viñedo** Boulevard Los Naranjos, Urb. El Viñedo. **Maracay Las Delicias** Urb. Base Aragua, Av. Gral. Páez con 2ª Tranvs. **La Victoria** Centro Comercial Ciudad Morichal entre Av. La Victoria y Av. El Peaje, La Victoria. **EPA Turmero** Av. Intercomunal de Turmero, Edo. Aragua. **Hotel del Lago** Av. 2, El Milagro, Maracaibo. **Puerto La Cruz Las Garzas** Torre BVC entre Intercomunal A. Bello y A. Vespucio. **Makro Mérida** Av. Centenario, Mérida. **Makro Charallave** Av. Intercomunal de Charallave, Sector Paseo Real. **Punto Fijo** Edif. Sede Telcel, Av. Pumarosa con Calle José L. Chirinos, Edo. Falcón. **Makro El Tigre** Av. Intercomunal El Tigre-El Tigrito, El Tigre, Edo. Anzoátegui. **Makro Paraguaná** Carretera Los Taques, sector El Taparo, Municipio Los Taques, Punto Fijo, Edo. Falcón. **EPA La Granja** C.C. La Granja, Av Universidad, Valencia. **Porlamar** C.C. Rattan Plaza, Pampatar, Edo. Nueva Esparta. **Makro Valera** Autopista Valera, Edo. Trujillo. **Makro Barinas** Edo. Barinas. **Puerto La Cruz Pozuelos** Av. Nueva Esparta, Sector Las Venecia, Edo. Anzoátegui. **Makro El Vigía** Carretera Panamericana, Edo. Mérida. **Makro Valle de la Pascua** Av. Rómulo Gallegos, Edo. Guárico. **Makro Porlamar** Av. Francisco Fajardo, vía a El Valle, Edo. Nueva Esparta. **Cagua** C. Sabana Larga con C. Cagigal, C.C. Trinidad Plaza. **Mérida** Av. Andres Bello, C.C. Europlaza, Urb. Las Delicias. **Makro Acarigua** Av. Vencedores de Araure, Edo. Portuguesa. **Makro Cumaná** Av. Rotaria con Av. Carúpano.

In Company Branches: Procter & Gamble, Sorokaima. Procter & Gamble, Barquisimeto. Procter & Gamble, Guatire. Hewlett Packard, Los Palos Grandes. Shell Química, El Rosal. Alimentos Kellogg's, Maracay. Sidetur, Barquisimeto. ABB, Los Ruices. Telcel, Caracas. Parmalat, Caracas. Vencemos, Maracaibo. Sincor Jose, Anzoátegui. El Universal, Caracas. Johnson&Johnson, Caracas. Sincor, Caracas. Vencemos, Lara. Sincor, Pariaguán. Bigott, Los Dos Caminos. Bayer, El Rosal. Parmalat, La Yaguara. BecoBlohm, Valencia. Leopoldo Aguerrevere, Caracas. EPA Central, Valencia. Río Turbio, Barquisimeto.

Abroad: Grand Cayman Elizabethan Square, Phase Three North Wing, Ground Floor, P.O. Box 454, Grand Cayman, Cayman Islands, B.W.I.

3

Summary Translation of Minutes of the February 12, 2008 Ordinary Shareholders Meeting

The resolutions adopted during the February 12, 2008 Ordinary Shareholders Meeting are summarized as follow:

1. The approval of the Financial Statements for December 31, 2007, based on the reports prepared by the Board of Directors and by the Bank' s External Auditors and corresponding Commissaries' Report.

2. The re-election of Jose Rafael Lovera as Board of Director' s Principal of the Management Committee and Agustin Gabaldon Board of Director' s Substitute Member and the Management Committee and Ramon Abascal Alvarez as Board of Director' s Principal and Luisa Urbano Berrizbeitia as Substitute Member of the Board of Directors.

3. Re-election of Aura Elana Aguero and Herman Jost as Principals Commissaries. Maigualida Cisneros and Adriana Rojo as Substitute Commissaries. The approved of the emoluments to the Bank' s Commissaries in VEF. 2,000.00

4. The approval to pay the following dividends:

   a. Two (2) Ordinary Dividend of VEF. 0,01 per shares payable in March and June 2008

   b. One (1) Extraordinary Dividend of VEF. 0,27 per shares payable in February 27, 2008.

4

<u>Summary Translation of Press Release</u>
<u>Date: January 28, 2008</u>
<u>Publications: " El Universal" and " El Nacional"</u>

Shareholders are notified of Ordinary Shareholders Meeting to be held on February 12, 2008 and of the following matters to be decided at such meeting:

1. To inform on the accounts of Venezolano de Crédito, S.A. Banco Universal corresponding to the second half of 2007, to be presented by the Board of Directors on the basis of the report submitted by the Executive Committee and to discuss, approve or modify the Financial Statements as of December 31, 2007, together with the external auditors' and the Commissaries' reports.

2. To consider and resolve on the provisions of Section B of Article 34 of the Incorporation and Bylaws of the Bank, in agreement with Article 11, 12 and 13 thereof, with regard to the appointment of the members of the Board of Directors and the Executive Committee.

3. To consider and resolve on the provisions of Section H of Article 34 of the Articles of Incorporation and Bylaws of the Bank, in agreement with Article 45 and 46 thereof and pursuant to the provisions of the Capital Markets Law, currently in force, regarding the appointment and remuneration of the Examiners.

4. To consider and resolve in respect to in ordinal XIII - article 20 of the Articles of Incorporation and Bylaws of the Bank and in accordance with letter I article 34 - and ordinal II article 42 regarding Cash Dividend.

Summary Translation of Press Release
Date: September 08,2007

The Bank gives public notice of Ordinary Dividend No. 662 for the amount of VEB. 10.00 per share, payable after September 20, 2007 to those shareholders registered at September 14, 2007.

Summary Translation of Press Release
Date: December 07, 2007

The Bank gives public notice of Ordinary Dividend No. 663 for the amount of VEB. 10.00 per share, payable after December 20, 2007 to those shareholders registered at December 14, 2006.

Summary Translation of Press Release
Date: February 14, 2008

The Bank gives public notice of Extraordinary Dividend No. 128 for the amount of VEF. 0.27 per share, payable after February 27, 2008 to those shareholders registered at February 21, 2008.

END